InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2010, 2009 and 2008

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management’s Report	1

Auditor’s Report to the Shareholders	2

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Cash Flows	7

Consolidated Statements of Shareholders’ Equity	8

Consolidated Statements of Comprehensive Income	9

Notes to the Consolidated Financial Statements	10

Reconciliation to accounting principles generally accepted in the United States	51

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise as they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors.  The Committee meets regularly with management, as well as the independent auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters.  The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2010 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders.  PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Phil E. Mulacek	/s/ Collin F. Visaggio
Phil E. Mulacek	Collin F. Visaggio
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements INTEROIL CORPORATION 1

Independent Auditor’s Report

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK  VIC  3006
GPO Box 1331
MELBOURNE  VIC  3001
DX 77
Telephone 61 3 8603 1000
Facsimile  61 3 8603 1999
www.pwc.com/au

To the Shareholders of InterOil Corporation

We have completed integrated audits of InterOil Corporation’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2010.      Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of InterOil Corporation, which comprise the consolidated balance sheets as at December 31, 2010, 2009 and 2008 and the consolidated statement of operations, comprehensive income, shareholders equity and cash flows for each of the years in the three year period ended December 31, 2010 and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated Financial Statements INTEROIL CORPORATION 2

Independent Auditor’s Report (continued)

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of InterOil Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited InterOil Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

Consolidated Financial Statements INTEROIL CORPORATION 3

Independent Auditor’s Report (continued)

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, InterOil Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Chartered Accountants

March 22, 2011

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia

Consolidated Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 6)	233,576,821	46,449,819	48,970,572
Cash restricted (note 8)	40,664,995	22,698,829	25,994,258
Trade receivables (note 9)	48,047,496	61,194,136	42,887,823
Derivative contracts receivables (note 8)	-	-	31,335,050
Other assets	505,059	639,646	167,885
Inventories (note 10)	127,137,360	70,127,049	83,037,326
Prepaid expenses	3,593,574	6,964,950	4,489,574
Total current assets	453,525,305	208,074,429	236,882,488
Non-current assets:
Cash restricted (note 8)	6,613,074	6,609,746	290,782
Goodwill (note 16)	6,626,317	6,626,317	-
Plant and equipment (note 11)	229,331,842	221,046,709	223,585,559
Oil and gas properties (note 12)	255,294,738	172,483,562	128,013,959
Future income tax benefit (note 13)	14,098,128	16,912,969	3,070,182
Total non-current assets	511,964,099	423,679,303	354,960,482
Total assets	965,489,404	631,753,732	591,842,970
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 14)	76,087,954	59,372,354	78,147,736
Derivative contracts (note 8)	178,578	-	-
Working capital facilities (note 17)	51,254,326	24,626,419	68,792,402
Current portion of secured and unsecured loans (note 20)	14,456,757	9,000,000	9,000,000
Current portion of Indirect participation interest (note 21)	540,002	540,002	540,002
Total current liabilities	142,517,617	93,538,775	156,480,140
Non-current liabilities:
Secured loan (note 20)	34,813,222	43,589,278	52,365,333
8% subordinated debenture liability (note 24)	-	-	65,040,067
2.75% convertible notes liability (note 25)	52,425,489	-	-
Deferred gain on contributions to LNG project (note 15)	13,076,272	13,076,272	17,497,110
Indirect participation interest (note 21)	34,134,387	39,559,718	73,321,158
Total non-current liabilities	134,449,370	96,225,268	208,223,668
Total liabilities	276,966,987	189,764,043	364,703,808
Non-controlling interest (note 22)	20,099	13,596	5,235
Shareholders' equity:
Share capital (note 23) Authorised – unlimited Issued and outstanding - 47,800,552 (Dec 31, 2009 - 43,545,654) (Dec 31, 2008 - 35,923,692)	895,651,052	613,361,363	373,904,356
8% subordinated debentures (note 24)	-	-	10,837,394
2.75% convertible notes (note 25)	14,298,036	-	-
Contributed surplus	16,738,417	21,297,177	15,621,767
Warrants (note 27)	-	-	2,119,034
Accumulated Other Comprehensive Income	9,261,177	8,150,976	27,698,306
Conversion options (note 21)	12,150,880	13,270,880	17,140,000
Accumulated deficit	(259,597,244)	(214,104,303)	(220,186,930)
Total shareholders' equity	688,502,318	441,976,093	227,133,927
Total liabilities and shareholders' equity	965,489,404	631,753,732	591,842,970

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 29), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

Consolidated Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Revenue
Sales and operating revenues	802,374,399	688,478,965	915,578,709
Interest	150,816	350,629	931,785
Other	4,470,048	4,228,415	3,216,445
	806,995,263	693,058,009	919,726,939

Expenses
Cost of sales and operating expenses	701,556,650	601,983,432	888,623,109
Administrative and general expenses	41,047,949	33,254,708	31,227,627
Derivative losses/(gains)	1,065,188	(1,008,585)	(24,038,550)
Legal and professional fees	6,902,241	9,067,413	11,523,045
Exploration costs, excluding exploration impairment (note 12)	16,981,929	208,694	995,532
Exploration impairment (note 12)	-	-	107,788
Short term borrowing costs	7,568,550	3,776,590	6,514,060
Long term borrowing costs	4,496,432	8,788,041	17,459,186
Depreciation and amortization	14,274,922	14,321,775	14,142,546
Gain on sale of oil and gas properties (note 12)	(2,140,783)	(7,364,468)	(11,235,084)
Loss on extinguishment of IPI liability (note 21)	30,568,710	31,710,027	-
Litigation settlement expense (note 29)	12,000,000	-	-
Foreign exchange losses/(gains)	10,776,823	3,305,383	(3,878,150)
	845,098,611	698,043,010	931,441,109

Loss before income taxes and non-controlling interest	(38,103,348)	(4,985,001)	(11,714,170)

Income taxes
Current expense	(3,898,067)	(2,272,645)	(1,564,038)
Future (expense)/benefit	(3,485,024)	13,348,634	1,482,074
	(7,383,091)	11,075,989	(81,964)

(Loss)/profit before non-controlling interest	(45,486,439)	6,090,988	(11,796,134)

Non-controlling interest (note 22)	(6,502)	(8,361)	(943)

Net (loss)/profit	(45,492,941)	6,082,627	(11,797,077)

Basic (loss)/earnings per share (note 28)	(1.03)	0.15	(0.35)
Diluted (loss)/earnings per share (note 28)	(1.03)	0.15	(0.35)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	44,329,670	39,900,583	33,632,390
Diluted (Expressed in number of common shares)	44,329,670	40,681,586	33,632,390

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)/income	(45,492,941)	6,082,627	(11,797,077)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	6,502	8,361	943
Depreciation and amortization	14,274,922	14,321,775	14,142,546
Future income tax asset	2,814,841	(13,842,787)	(202,870)
Gain on sale of plant and equipment	-	-	(16,250)
Gain on sale of exploration assets	(2,140,783)	(7,364,468)	(11,235,084)
Accretion of convertible notes/debentures liability	432,632	1,212,262	1,915,910
Amortization of deferred financing costs	1,223,944	223,945	260,400
(Gain)/loss on hedge contracts	-	(851,500)	851,500
Timing difference between derivatives recognised and settled	178,578	15,074,050	(17,034,350)
Stock compensation expense, including restricted stock	11,804,000	8,290,681	5,741,086
Inventory revaluation	-	140,278	8,379,587
Non-cash interest on secured loan facility	-	-	2,189,907
Non-cash interest settlement on preference shares	-	-	372,950
Non-cash interest settlement on debentures	-	2,352,084	2,620,628
Oil and gas properties expensed	16,981,929	208,694	1,103,320
Loss on extinguishment of IPI Liability	30,568,710	31,710,027	-
Non-cash litigation settlement expense	12,000,000	-	-
Loss/(gain) on proportionate consolidation of LNG project	-	724,357	(811,765)
Unrealized foreign exchange gain	(72,456)	(574,778)	(3,728,721)
Change in operating working capital
(Increase)/decrease in trade receivables	(9,224,005)	(9,523,370)	18,684,422
(Decrease)/increase in unrealised hedge gains	-	(900,000)	900,000
Decrease/(increase) in other assets and prepaid expenses	3,505,963	(2,947,137)	592,073
(Increase)/decrease in inventories	(56,115,637)	12,226,616	(3,189,859)
Increase/(decrease) in accounts payable and accrued liabilities	5,692,543	(12,071,350)	5,846,860
Net cash (used in)/from operating activities	(13,561,258)	44,500,367	15,586,156

Investing activities
Expenditure on oil and gas properties	(113,128,916)	(91,788,438)	(63,890,512)
Proceeds from IPI cash calls	23,723,752	15,406,022	18,323,365
Expenditure on plant and equipment, net of disposals	(22,560,055)	(11,782,925)	(5,172,133)
Proceeds received on sale of assets	-	-	312,500
Proceeds received on sale of exploration assets	15,544,465	-	6,500,000
Increase in restricted cash held as security on borrowings	(17,969,494)	(3,023,535)	(3,900,680)
Change in non-operating working capital
Increase in accounts payable and accrued liabilities	3,232,029	5,621,530	436,775
Net cash used in investing activities	(111,158,219)	(85,567,346)	(47,390,685)

Financing activities
Repayments of OPIC secured loan	(9,000,000)	(9,000,000)	(9,000,000)
Proceeds from Mitsui for Condensate Stripping Plant	11,913,514	-	-
Proceeds from/(repayments of) Clarion Finanz secured loan, net of transaction costs (note 20)	(1,000,000)	-	-
Repayments of bridging facility, net of transaction costs	-	-	(70,000,000)
Proceeds from PNG LNG cash call	866,600	-	9,447,250
Proceeds from Clarion Finanz for Elk option agreement	-	3,577,288	5,500,000
Proceeds from Petromin for Elk and Antelope field development	5,000,000	6,435,000	4,000,000
Proceeds from/(repayments of) working capital facility	26,627,907	(44,165,983)	2,291,030
Proceeds from issue of common shares/conversion of debt, net of transaction costs	211,147,565	81,699,921	(104,975)
Proceeds from issue of convertible notes/debentures, net of transaction costs	66,290,893	-	94,780,034
Net cash from financing activities	311,846,479	38,546,226	36,913,339

Increase/(decrease) in cash and cash equivalents	187,127,002	(2,520,753)	5,108,810
Cash and cash equivalents, beginning of period	46,449,819	48,970,572	43,861,762
Cash and cash equivalents, end of period (note 6)	233,576,821	46,449,819	48,970,572

See accompanying notes to the consolidated financial statements
See note 7 for non cash financing and investing activities

Consolidated Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Share capital

At beginning of period	613,361,363	373,904,356	259,324,133
Issue of capital stock (note 23)	282,289,689	239,457,007	114,580,223
At end of period	895,651,052	613,361,363	373,904,356
Preference shares

At beginning of period	-	-	6,842,688
Conversion to common shares during the period	-	-	(6,842,688)
At end of period	-	-	-
2.75% convertible notes

At beginning of period	-	-	-
Issue of convertible notes (note 25)	14,298,036	-	-
At end of period	14,298,036	-	-
8% subordinated debentures

At beginning of period	-	10,837,394	-
Issue of debentures	-	-	13,036,434
Conversion to common shares during the period (note 24)	-	(10,837,394)	(2,199,040)
At end of period	-	-	10,837,394
Contributed surplus

At beginning of period	21,297,177	15,621,767	10,337,548
Fair value of options and restricted stock transferred to share capital (note 26)	(8,454,758)	(2,185,642)	(456,867)
Stock compensation expense (note 26)	11,804,000	8,290,681	5,741,086
Loss on extinguishment of IPI conversion options (note 21)	(7,908,002)	(649,187)	-
Lapsed warrants transferred to contributed surplus	-	219,558	-
At end of period	16,738,417	21,297,177	15,621,767
Warrants

At beginning of period	-	2,119,034	2,119,034
Conversion to common shares (note 27)	-	(1,899,476)	-
Lapsed warrants transferred to contributed surplus	-	(219,558)	-
At end of period	-	-	2,119,034
Accumulated Other Comprehensive Income
Deferred hedge gain
At beginning of period	-	18,012,500	-
Deferred hedge movement for the period, net of tax (note 8)	-	(18,012,500)	18,012,500
Deferred hedge gain at end of period	-	-	18,012,500
Foreign currency translation reserve
At beginning of period	8,150,976	9,685,806	6,025,019
Foreign currency translation movement for the period, net of tax	1,110,201	(1,534,830)	3,660,787
Foreign currency translation reserve at end of period	9,261,177	8,150,976	9,685,806
Accumulated other comprehensive income at end of period	9,261,177	8,150,976	27,698,306
Conversion options

At beginning of period	13,270,880	17,140,000	19,840,000
Movement for the period (note 21)	(1,120,000)	(3,869,120)	(2,700,000)
At end of period	12,150,880	13,270,880	17,140,000
Accumulated deficit

At beginning of period	(214,104,303)	(220,186,930)	(208,389,853)
Net (loss)/income for the period	(45,492,941)	6,082,627	(11,797,077)
At end of period	(259,597,244)	(214,104,303)	(220,186,930)
Shareholders' equity at end of period	688,502,318	441,976,093	227,133,927

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Net (loss)/income as per Statement of Operations	(45,492,941)	6,082,627	(11,797,077)

Other comprehensive income/(loss), net of tax	1,110,201	(19,547,330)	21,673,287

Comprehensive (loss)/income	(44,382,740)	(13,464,703)	9,876,210

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.  Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG.  Upstream currently includes the development of the Elk Antelope infrastructure, including the condensate stripping and associated facilities and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction.  Midstream Refining includes refining of products for domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas.  Downstream includes wholesale and retail distribution of refined products in PNG.  Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States.  These differences are described in note 31 - Reconciliation to Generally Accepted Accounting Principles in the United States.

The consolidated financial statements for the year ended December 31, 2010 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates.  The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

Rate Regulation

InterOil is currently the sole refiner of hydrocarbons in PNG.  The Company’s 30 year project agreement with the Independent State of Papua New Guinea (“the State”) expires in 2035.  The State has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in PNG, at an Import Parity Price (”IPP”).  The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”).  In general, the IPP is the price that would be paid in PNG for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in PNG, the IPP is calculated by adding the costs that would typically be incurred to import such product to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which we operate.

InterOil is also a significant participant in the retail and wholesale distribution business in PNG.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in PNG.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In November 2010, the ICCC released its review report which will govern the pricing arrangements for petroleum products in PNG until the end of 2014, taking effect from November 1, 2010.  The purpose of the review was to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  The report recommended an increase in margins for wholesale business and certain other activities, while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG mainly, relating to import of products by distributors and in relation to aviation fuel pricing.

No rate regulated assets or liabilities have been recognized.

Consolidated Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(b)	Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

On November 5, 2010, the Company undertook concurrent public offerings of 2,800,000 common shares at an issue price of $75.00 per share for $210.0 million and $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.

The net current assets as at December 31, 2010 amounted to $311.0 million compared to $114.5 million as at December 31, 2009.  The Company has cash, cash equivalents and cash restricted of $280.9 million as at December 31, 2010 (December 2009 - $75.8 million), of which $47.3 million is restricted (December 2009 - $29.3 million).

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met.  Refer note 29 for further information on these commitments.

The Company has a short term total working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  This facility is secured by the assets it is drawn down against.  As at December 31, 2010 $143.7 million of the combined facility has been utilized, and the remaining facility of $46.3 million remains available for use.  Subsequent to year end, the facility was renewed until January 31, 2012, with an increase in facility limit by an additional $30.0 million to a maximum availability of $220.0 million.

The Company has an approximate $49.2 million (Papua New Guinea Kina (“PGK”) 130.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”).  As at December 31, 2010, $1.2 million (PGK 3.3 million) of this combined facility has been utilized, and $48.0 million (PGK 126.7 million) of this facility remains available for use.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, condensate stripping and liquefaction facilities.  Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.

Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Principles of consolidation

-
Subsidiaries:  The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2010, December 31, 2009, December 31, 2008 and for the years then ended.  Subsidiaries of InterOil Corporation as at December 31, 2010 included SP InterOil LDC (99.9%), SPI Exploration and Production Corporation (100% - one share held by PIE Corp), SPI Distribution Limited (100% - one share held by PIE Corp), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%) and their subsidiaries.  InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks.  Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

Consolidated Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j).  Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation.  Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

In April 2010, InterOil Shipping Pte Ltd. was incorporated in Singapore as a 100% subsidiary of InterOil Corporation to provide shipping services to domestic customers within PNG and also to export customers from PNG.  No operations were undertaken through InterOil Shipping Pte Ltd. during the 2010 financial year.

In May 2010, SPI CSP Holdings Limited was incorporated in PNG as a 100% subsidiary of SPI Exploration & Production Corporation to hold InterOil’s interest in the proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui & Co. Ltd. (“CS Project”).

-
Proportionate consolidation of Joint Venture interests:  On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc..  Further shareholder transactions have taken place since this date which has impacted the shareholding of each of these joint venture partners (refer to note 15 below).  The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement.  As the entity became a joint venture in July 2007, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement.  The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 5.

(d)	Changes in accounting policies

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no changes have been identified as having any material impact on the Company’s financial statements.

(e)	New standards issued but not yet effective, and transition to IFRS

The Accounting Standards Board (”AcSB”) has adopted International Financial Reporting Standards (“IFRS”) as Canadian GAAP, effective January 1, 2011.  The transition to IFRS is mandatory for all Canadian publicly accountable entities.

The United States Securities Exchange Commission (“SEC”) currently allows foreign private issuers using IFRS as issued by the International Accounting Standards Board (“IASB”) as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

The Company will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.  Refer to note 3 for further details.

(f)	Segment reporting

An operating segment (also referred to as a “business segment”) is a component of an enterprise:
-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

The Company’s assets and operations are predominantly based in PNG and therefore are disclosed as one geographical segment.  Refer to note 1 for the management’s organization of the Company by business segment.

Consolidated Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(g)	Foreign currency translation

-
Functional and reporting currency:  Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).  The consolidated financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and reporting currency.

-
Self Sustaining and Integrated Foreign Operations:  For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are reported as a separate component of shareholders' equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are included in the statement of operations.

(h)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.  The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-
Revenue from Midstream Refining operations:  Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.  Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

-
Revenue from Downstream operations:  Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

-	Interest income: Interest income is recognized on a time-proportionate basis.

(i)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses.  A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia, Singapore and Canada.  The consolidated statement of operations is prepared on a net of Goods and Services Tax basis.

Consolidated Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(j)	Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis.  Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange.  The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k)	Impairment of assets

Assets that are subject to amortization and goodwill recognized are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value.  Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.  When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium.  If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

There has been no impairment of assets or goodwill based on the assessments performed during the year.

(l)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m)	Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations.  Restricted cash is carried at cost and any accrued interest is classified under other assets.

(n)	Trade receivables

The collectability of trade receivables is assessed on an ongoing basis.  Debts which are known to be uncollectible are written off.  A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility.  The receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

Consolidated Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(o)	Inventory

-
Raw materials and stores:  Raw materials are stated at the lower of costs and net realizable value.  Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure.  Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.  Stores are stated at cost less provision for obsolescence.

-
Crude oil and refined petroleum products:  Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately.  The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs.  The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(p)	Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized.  A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale.  Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet.  The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.  There are no assets held for sale as at the end of December 31, 2010.

(q)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures, its finished products sales price exposures and its foreign exchange management.  The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.  The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions.  The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item.  For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings.  Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings.  If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

There were no hedge accounted derivative contracts outstanding as at December 31, 2010.

Consolidated Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(r)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings.  Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period.  Unamortized deferred financing costs are offset against the respective liability accounts.

(s)	Plant and equipment

-
Refinery assets:  The Company’s most significant item of plant and equipment is the oil refinery in PNG which is included within Midstream Refining assets.  The pre-operating stage of the refinery ceased on January 1, 2005.  Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment.  Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost.  Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.  Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum.  The refinery is built on land leased from the State.  The lease expires on July 26, 2097.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be capitalized when incurred and amortized over the estimated period of time to the next scheduled turnaround.  Major turnaround work commenced at the refinery on October 1, 2010 and was completed on November 2, 2010 with the refinery being shut down during the turnaround period.  Turnaround costs of approximately $2.5 million had been incurred during the year ended December 31, 2010.

-
Other assets:  Property, plant and equipment are recorded at cost.  Depreciation of assets begins when the asset is in place and ready for its intended use.  Assets under construction and deferred project costs are not depreciated.  Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset.  Maintenance and repair costs are expensed as incurred.  Improvements that increase the capacity or prolong the service life of an asset are capitalized.

The depreciation rate ranges by segment are as follows:
Between
Downstream	1% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

-
Leased assets:  Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are classified at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in other long term payables.  Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding.  The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

-
Asset retirement obligations:  Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end.  Management estimates there are no material obligations relating to future restoration and closure costs.

-
Environmental remediation:  Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  As at December 31, 2010, no provision has been raised.

Consolidated Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-
Disposal of property, plant and equipment:  At the time of disposition of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the statement of operations.

-
IT Development and software:  Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized.  Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project.  Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years.  IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment in the Corporate segment.

(t)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities as per the U.S. GAAP guidance under Accounting Standards Codification (“ASC”) 932 as no relevant guidance under Canadian GAAP is available to account for oil and gas transactions.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves.  Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area.  Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

(u)	Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

(v)	Employee entitlements

-
Wages and salaries, and annual leave:  Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-
Long Service Leave:  The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.  Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-
Retirement benefit obligations:  The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions.  Contributions to the defined contribution fund are recognized as an expense as they become payable.

-
Stock-based compensation:  Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2006 Stock Incentive Plan).  The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan.  The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.  Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.  The fair value of restricted stock on grant date is the market value of the stock.  The Company uses the fair value based method to account for employee stock based compensation benefits.  Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

Consolidated Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w)	Earnings per share

-
Basic earnings per share:  Basic common shares outstanding are the weighted average number of common shares outstanding for each period.  The calculation of basic earnings per share amounts is based on net profit/(loss) divided by the weighted average of common shares outstanding.

-
Diluted earnings per share:  Diluted earnings per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.  The dilutive per share amounts are also computed by adjusting the basic per share amounts for the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares.

(x)	Reclassification

Certain minor prior years’ amounts have been reclassified to conform to current presentation.

3.	Transition to International Financial Reporting Standards (“IFRS”)

The AcSB has adopted IFRS as Canadian GAAP, effective January 1, 2011.  In anticipation of the change, the AcSB had revised certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities.  This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

The SEC currently allows foreign private issuers using IFRS as issued by the IASB as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.  From the 2011 financial year we therefore do not plan to provide a reconciliation to U.S. GAAP.

The Company will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

The Company has an IFRS Steering Committee working under the oversight of the Audit Committee monitoring the IFRS transition plan.  Based on the work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to the Company, no major differences have yet been noted that would have any significant effect on transition to IFRS.  As a result of this assessment, the Company does not expect that there will be a significant impact in relation to the Company’s systems and internal controls.

The Company will continue to monitor any revisions being made by AcSB to the Canadian accounting standards to conform to IFRS in advance of the 2011 reporting periods.  Any revisions that will result in a change in the accounting policy of the Company, on adoption of IFRS effective January 1, 2011, will be disclosed as policy changes in the financial statements.

The Company has completed the review and evaluation of IFRS 1 – ‘First-time adoption of International Financial Reporting Standards’. Noted below are the main elections/or availed exemptions to InterOil on transition, that are available to first time adopters of IFRS.

-
Business Combinations: A first-time adopter may elect not to apply IFRS 3 - ‘Business Combinations’ (as revised in 2008) retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRSs).  However, if a first-time adopter restates any business combination to comply with IFRS 3 (as revised in 2008), it shall restate all later business combinations and shall also apply IAS 27 (as amended in 2008) from that same date.  InterOil has made the election not to apply IFRS 3 retrospectively to past business combinations.

-
Property, Plant and Equipment: An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.  InterOil has made the election not to revalue its Property, plant and equipment to fair value or deemed cost.  Historical cost will be maintained as plant and equipment cost base on transition.

Consolidated Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”)

-
Foreign currency translation reserve: Consistent with the Company’s Canadian GAAP treatment, as noted under 2(g) above, IAS 21 requires an entity: (a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.  An election can be made to be exempted from this requirement on transition and start with 'zero' translation differences.  InterOil has not made the election to restate its cumulative translation differences balance to zero, and has elected to continue with the current translation differences in Comprehensive income as these are already in compliance with IAS 21.  As the Company is maintaining the Foreign Currency Translation Reserve, deferred tax on the balance will also have to be recognized by crediting opening equity balances as under IFRS the translation reserve should be disclosed net of taxes.  There will be no profit and loss impact due to the deferred tax recognition.

-
Oil and Gas assets: Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. Para D1 of IFRS 1 provides an exemption in relation to Oil and Gas assets by allowing Companies to continue using the same policies as used under the previous GAAP and carrying forward the carrying amounts of the Oil and Gas assets under Canadian GAAP into IFRS.  InterOil has availed this exemption and elected to maintain the Company’s Oil and Gas assets at carrying amount under Canadian GAAP, which will be the deemed cost under IFRS.

-
Interests in Joint Ventures: CICA Section 3055 differs from IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint ventures.  IAS 31 recommends the use of proportionate consolidation as it better reflects the substance and economic reality, however, it does permit the use of equity method.  CICA Section 3055 only allows the use of proportionate consolidation method to account for joint ventures.  InterOil has elected to maintain its joint venture accounting under the proportionate consolidation model for both its incorporated and unincorporated joint venture interests.

Based on the Company’s evaluation to date and existing IFRS, the only expected adjustment required to the balance sheet as at January 1, 2010 is the recognition of the deferred tax on foreign currency translation reserve as noted above.  In addition to this, there would be some changes to the presentation to our consolidated financial statements and related note disclosures.

4.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD.  The consolidated financial statements are presented in USD which is InterOil’s functional and reporting currency.  Most of the Company’s transactions are undertaken in USD, PGK, Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The PGK exposures mainly relate to the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD to repay the Company’s crude cargo borrowings. The rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports.  The Company is unable to do any hedging due to PGK illiquidity and small size of the market.  The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Consolidated Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations.

The PGK strengthened against the USD during the year ended December 31, 2010 (from 0.3700 to 0.3785).

The financial instruments denominated in PGK and translated to USD as at December 31, 2010 are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Financial Assets
Cash and cash equivalents	11,789,931	19,026,270	28,865,339
Cash restricted	130,486	124,858	124,097
Receivables	42,006,504	36,841,246	39,307,624
Other financial assets	1,771,866	6,459,541	3,348,716

Financial liabilities
Payables	16,980,909	19,808,982	17,766,660
Working capital facility	1,230,767	7,832,266	15,405,627

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the USD to the PGK, with all other variables held constant.  Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary.  This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities.  These exchange gains and losses are recorded in the consolidated statement of operations except to the extent that they can be taken to equity under the Company’s accounting policy.   If PGK appreciates/(depreciates) by 5% against the USD, it will result in a gain/(loss) as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	212,281	1,662,074	144,031	1,596,502	758,204	1,165,471

The changes in AUD and SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies.  The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required.  No material balances are held in AUD or SGD.  However, we are exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD and reporting for those costs being in USD.  The Company has entered into AUD to USD foreign currency forward contracts to manage the foreign exchange risk in relation to the expenses to be incurred in AUD.

(ii) Price risk
The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

Consolidated Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of financial instruments held at balance sheet date to $10.0 movement in benchmark pricing, with all other variables held constant.  If the pricing increases/(declines) by $10.0, it will result in a (loss)/gain as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing	(540,000)	-	-	-	(2,300,000)	-

 (iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk.  Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008	Cash flow/fair value
	$	$	$	interest rate risk
Financial Assets
Cash and cash equivalents	1,205,304	1,484,987	6,571,375	fair value interest rate risk
Cash and cash equivalents	232,371,517	44,964,832	42,399,197	cash flow interest rate risk
Cash restricted	309,926	282,555	290,782	fair value interest rate risk
Cash restricted	46,968,143	29,026,020	25,994,258	cash flow interest rate risk
Financial liabilities
OPIC secured loan	44,500,000	53,500,000	62,500,000	fair value interest rate risk
Mitsui unsecured loan	5,456,757	-	-	cash flow interest rate risk
BNP working capital facility	50,023,559	16,794,153	53,386,775	cash flow interest rate risk
Westpac working capital facility	1,230,767	7,832,266	15,405,627	cash flow interest rate risk
2.75% convertible notes	70,000,000	-	-	fair value interest rate risk
8% subordinated debentures	-	-	78,975,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant.  Increase in LIBOR rates will result in a higher expense for the Company.

Consolidated Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax loss/(gain)
LIBOR Increase by 1%	338,291	-	252,242	-	260,944	-

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2010 annual output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 53% (Dec 2009 – 61%), and naphtha and low sulphur waxy residue 42% (Dec 2009 – 33%).  The product yields obtained will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

(i) Financing arrangements
The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	December 31, 2010
	$	$
Facility
OPIC secured loan	44,500,000	-
Mitsui unsecured loan	5,456,757	-
2.75% convertible notes	70,000,000	-
BNP Paribas working capital facility 1	130,000,000	1,164,294
BNP Paribas working capital facility 2	60,000,000	45,102,147
Westpac working capital facility (PGK denominated)	30,280,000	29,049,233
BSP working capital facility (PGK denominated)	18,925,000	18,925,000
	359,161,757	94,240,674

(ii) Maturities of financial liabilities
The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Consolidated Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Accounts payable and accrued liabilities (note 14)	76,087,954	-	-	76,087,954
Working capital facility (note 17)	51,254,326	-	-	51,254,326
Secured and unsecured loans (note 20)	14,456,757	35,500,000	-	49,956,757
2.75% convertible notes (note 25)	-	70,000,000	-	70,000,000
Total non-derivatives	141,799,037	105,500,000	-	247,299,037

Derivatives
Derivative contracts (note 8)	178,578	-	-	178,578
Total derivatives	178,578	-	-	178,578
	141,977,615	105,500,000	-	247,477,615

The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
Accounts payable and accrued liabilities	Total	<30 days	30-60 days	>60 days
	$	$	$	$
December 31, 2010	76,087,954	71,743,138	1,766,354	2,578,462
December 31, 2009	59,372,354	57,048,258	838,973	1,485,123
December 31, 2008	78,147,736	76,556,334	1,181,334	410,068

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to two customers which represented $211,864,290 (Dec 2009 - $110,068,833) or 26% (Dec 2009 – 16%) of total sales in the year ended December 31, 2010.  The Company’s domestic sales for the year ended December 31, 2010 were not dependent on a single customer or geographic region of PNG.  The export sales to two customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The receivables from these customers are current as at December 31, 2010.  The Company actively manages credit risk by routinely monitoring the credit ratings of the Company’s export customers and by monitoring the ageing of trade receivables of the Company’s domestic customers.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Current
Cash and cash equivalents	233,576,821	46,449,819	48,970,572
Cash restricted	40,664,995	22,698,829	25,994,258
Trade receivables	48,047,496	61,194,136	42,887,823
Commodity derivative contracts	-	-	31,335,050
Non-current
Cash restricted	6,613,074	6,609,746	290,782

Consolidated Financial Statements INTEROIL CORPORATION 23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
	Total	Current	<30 days	30-60 days	>60 days
Net trade receivables	$	$	$	$	$
December 31, 2010	48,047,496	22,964,018	19,239,373	3,198,155	2,645,950
December 31, 2009	61,194,136	49,805,924	4,844,492	1,666,797	4,876,923
December 31, 2008	42,887,823	18,592,467	14,923,208	5,128,127	4,244,022

The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
	Total	Current	(not impaired)	(impaired)
Gross trade receivables	$	$	$	$
December 31, 2010	50,553,439	22,964,018	25,083,478	2,505,943
December 31, 2009	64,797,478	49,805,924	11,388,212	3,603,342
December 31, 2008	47,496,119	18,592,467	24,295,356	4,608,296

Impairment is assessed by the Company on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the year ended December 31, 2010 was as follows:

		Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$

Trade receivables - Impairment provisions
Opening balance	3,603,342	4,608,296	3,176,806
Amounts written off during the year	(666,034)	(1,262,699)	-
Movement in provisions, net of reversals made	(431,365)	257,745	1,431,490
Closing balance	2,505,943	3,603,342	4,608,296

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

(e)	Financing facilities

As at December 31, 2010, the Company had drawn down against the following financing facilities:

-	BNP working capital facility (refer note 17)
-	Westpac working capital facility (refer note 17)
-	OPIC secured loan facility (refer note 20)
-	Mitsui unsecured loan facility (refer note 20)
-	2.75% convertible notes (refer note 25)

Consolidated Financial Statements INTEROIL CORPORATION 24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Due:
No later than one year	65,711,083	33,626,419	77,792,402
Later than one year but not later than two years	9,000,000	9,000,000	9,000,000
Later than two years but not later than three years	9,000,000	9,000,000	9,000,000
Later than three years but not later than four years	9,000,000	9,000,000	9,000,000
Later than four years but not later than five years	78,500,000	9,000,000	87,975,000
Later than five years	-	8,500,000	17,500,000
	171,211,083	78,126,419	210,267,402
(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
December 31, 2010	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	232,371,517	1,205,304	-	-	-	-	-	-	233,576,821	0.21%
Cash restricted	46,968,143	309,926	-	-	-	-	-	-	47,278,069	2.89%
Receivables	-	-	-	-	-	-	-	48,047,496	48,047,496	-
Other financial assets	-	-	-	-	-	-	-	3,593,574	3,593,574	-
	279,339,660	1,515,230	-	-	-	-	-	51,641,070	332,495,960
Financial liabilities
Payables	-	-	-	-	-	-	-	76,087,954	76,087,954	-
Interest bearing liabilities	56,711,083	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	-	101,211,083	6.80%
Convertible notes liability	-	-	-	-	-	70,000,000	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	178,578	178,578	-
	56,711,083	9,000,000	9,000,000	9,000,000	9,000,000	78,500,000	-	76,266,532	247,477,615

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
December 31, 2009	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	44,964,832	1,484,987	-	-	-	-	-	-	46,449,819	0.57%
Cash restricted	29,026,019	282,556	-	-	-	-	-	-	29,308,575	2.40%
Receivables	-	-	-	-	-	-	-	61,194,136	61,194,136	-
Other financial assets	-	-	-	-	-	-	-	6,964,950	6,964,950	-
	73,990,851	1,767,543	-	-	-	-	-	68,159,086	143,917,480
Financial liabilities
Payables	-	-	-	-	-	-	-	59,372,354	59,372,354	-
Interest bearing liabilities	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	78,126,419	6.89%
	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	59,372,354	137,498,773

Consolidated Financial Statements INTEROIL CORPORATION 25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
December 31, 2008	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	25,994,258	290,782	-	-	-	-	-	-	26,285,040	4.15%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,102,673	7,152,939	-	-	-	-	-	78,712,447	153,968,059
Financial liabilities
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	87,975,000	17,500,000	78,147,736	288,415,138

(g)	Fair values

	December 31, 2010		December 31, 2009		December 31, 2008		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	valuation
Financial instruments
Loans and receivables
Receivables	48,047,496	48,047,496	61,194,136	61,194,136	42,887,823	42,887,823		Amortized Cost
Held for trading
Derivative contracts (note 8)	(178,578)	(178,578)	-	-	31,335,050	31,335,050	Level 2	Fair Value - See (1) below
Financial assets
Cash and cash equivalents	233,576,821	233,576,821	46,449,819	46,449,819	48,970,572	48,970,572		Cost
Cash restricted	47,278,069	47,278,069	29,308,575	29,308,575	26,285,040	26,285,040		Cost

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 14)	76,087,954	76,087,954	59,372,354	59,372,354	78,147,736	78,147,736		Cost
Working capital facility (note 17)	51,254,326	51,254,326	24,626,419	24,626,419	68,792,402	68,792,402		Cost
Current portion of secured and unsecured loans (note 20)	14,456,757	14,583,922	9,000,000	9,255,632	9,000,000	9,012,228		Amortized cost See (2) below
Non-current liabilities
Secured loan (note 20)	34,813,222	38,879,426	43,589,278	47,696,040	52,365,333	58,753,276		Amortized cost See (2) below
2.75% Convertible notes liability (note 25)	52,425,489	52,425,489	-	-	-	-		Amortized Cost
8% Subordinated debenture liability (note 24)	-	-	-	-	65,040,067	65,040,067		Amortized Cost
* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ is the only item from the above table that is measured at fair value on a recurring basis.  All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

Consolidated Financial Statements INTEROIL CORPORATION 26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.  The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity.  The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(2) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

(h)	Capital management

The finance department of the Company is responsible for capital management.  This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy.  Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns.  The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders’ equity + debt)) at 50% or less.  The gearing levels were 13% in December 2010 (11% in December 2009).

The optimum gearing levels for the Company are overseen by the Board of Directors based on recommendations by Management.  Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

On August 4, 2010, the Company finalized a joint venture operating agreement (“JVOA”) for the CS Project with Mitsui & Co. Ltd. (“Mitsui”).  The capital cost for the CS Project is currently estimated at $550.0 million, with approximately $32.0 million of this being expended for front end engineering design.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  Final Investment Decision (“FID”) by the JVOA partners is targeted for before June 2011, following completion of engineering and design work, financing agreements and further regulatory approvals.  In the event that a positive FID is not reached or made, InterOil will be required to refund all of the capital expenditure they incurred within a specified period.

On November 5, 2010, the Company undertook concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,800,000 common shares at issue price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.  These offerings were made pursuant to individual prospectus supplements to the base shelf prospectus dated November 2, 2010.

Subsequent to year end, on February 2, 2011, the Company and Liquid Niugini Gas Limited, the Company’s joint venture liquefied natural gas project company with Pacific LNG Operations Ltd, signed a Project Funding and Construction Agreement (“PFCA”) and a Shareholder Agreement with Energy World Corporation Ltd (“EWC”) governing the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum land-based modular LNG plant in PNG.  In return for its commitment to fully fund the development and construction of the LNG plant, the agreements provide that EWC will be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions and financing costs, and that EWC will also own a 14.5% interest in the operating company of the LNG plant.  The PFCA and Shareholder Agreement with EWC are conditional on reaching final investment decision to proceed with the LNG plant no later than December 31, 2011.

Consolidated Financial Statements INTEROIL CORPORATION 27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Segmented financial information

As stated in note 1, management has identified five major business segments - Upstream, Midstream Refining, Midstream Liquefaction, Downstream and Corporate.  The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily includes management expenses, financing costs and interest income.  Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.  Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2010	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	298,070,718	-	504,303,681	-	-	802,374,399

Intersegment revenues	-	379,343,999	-	483,134	32,563,686	(412,390,819)	-

Interest revenue	14,757	58,229	643	23,490	24,334,629	(24,280,932)	150,816

Other revenue	3,290,721	107,714	-	1,048,251	23,362	-	4,470,048
Total segment revenue	3,305,478	677,580,660	643	505,858,556	56,921,677	(436,671,751)	806,995,263

Cost of sales and operating expenses	-	605,602,656	-	470,771,827	-	(374,817,833)	701,556,650

Administrative, professional and general expenses	13,746,219	11,939,500	7,022,644	15,975,882	40,291,485	(36,324,778)	52,650,952

Derivative loss/(gain)	-	1,591,878	-	-	(526,690)	-	1,065,188

Foreign exchange loss/(gain)	3,043,907	7,517,961	90,367	1,175,894	(1,051,306)	-	10,776,823

Gain on sale of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)

Loss on extinguishment of IPI liability	30,568,710	-	-	-	-	-	30,568,710

Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000

Exploration costs, excluding exploration impairment	16,981,929	-	-	-	-	-	16,981,929

Depreciation and amortisation	1,132,118	10,355,057	25,227	2,786,500	105,988	(129,968)	14,274,922

Interest expense	18,527,881	6,584,584	1,252,796	3,739,297	1,540,594	(24,280,932)	7,364,220
Total segment expenses	81,859,981	643,591,636	8,391,034	494,449,400	52,360,071	(435,553,511)	845,098,611
(Loss)/income before income taxes and non-
controlling interest	(78,554,503)	33,989,024	(8,390,391)	11,409,156	4,561,606	(1,118,240)	(38,103,348)
Income tax (expense)/benefit	-	(1,477,755)	35,905	(4,701,386)	(1,239,855)	-	(7,383,091)

Non controlling interest	-	-	-	-	-	(6,502)	(6,502)
Total net (loss)/income	(78,554,503)	32,511,269	(8,354,486)	6,707,770	3,321,751	(1,124,742)	(45,492,941)

Total assets	266,171,335	338,319,052	11,950,015	117,545,885	946,692,856	(715,189,739)	965,489,404

Consolidated Financial Statements INTEROIL CORPORATION 28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Segmented financial information (cont’d)

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2009	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	299,672,617	-	388,806,348	-	-	688,478,965

Intersegment revenues	-	274,735,845	-	184,799	21,194,362	(296,115,006)	-

Interest revenue	15,862	175,377	7,741	118,119	15,825,196	(15,791,666)	350,629

Other revenue	3,293,325	18,618	-	916,472	-	-	4,228,415
Total segment revenue	3,309,187	574,602,457	7,741	390,025,738	37,019,558	(311,906,672)	693,058,009

Cost of sales and operating expenses	-	516,349,148	-	359,622,975	-	(273,988,691)	601,983,432

Administrative, professional and general expenses	7,111,918	9,900,754	7,107,900	12,910,852	29,241,213	(21,379,162)	44,893,475

Derivative gain	-	(1,008,585)	-	-	-	-	(1,008,585)

Foreign exchange loss/(gain)	1,304,072	3,789,685	(41,053)	(831,891)	(915,430)	-	3,305,383

Gain on sale of exploration assets	(7,364,468)	-	-	-	-	-	(7,364,468)

Loss on extinguishment of IPI liability	31,710,027	-	-	-	-	-	31,710,027

Exploration costs, excluding exploration impairment	208,694	-	-	-	-	-	208,694

Depreciation and amortisation	538,551	10,931,886	56,996	2,649,715	274,596	(129,969)	14,321,775

Interest expense	9,334,719	7,149,584	1,218,258	4,130,250	3,952,132	(15,791,666)	9,993,277
Total segment expenses	42,843,513	547,112,472	8,342,101	378,481,901	32,552,511	(311,289,488)	698,043,010
(Loss)/income before income taxes and non-controlling interest	(39,534,326)	27,489,985	(8,334,360)	11,543,837	4,467,047	(617,184)	(4,985,001)
Income tax benefit/(expense)	-	14,316,055	(54,670)	(3,026,953)	(158,443)	-	11,075,989

Non controlling interest	-	-	-	-	-	(8,361)	(8,361)
Total net (loss)/income	(39,534,326)	41,806,040	(8,389,030)	8,516,884	4,308,604	(625,545)	6,082,627

Total assets	202,296,520	286,827,021	10,647,678	110,986,705	603,881,348	(582,885,540)	631,753,732

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2008	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	358,895,683	-	556,683,026	-	-	915,578,709

Intersegment revenues	-	427,218,086	-	185,474	24,567,895	(451,971,455)	-

Interest revenue	190,195	78,023	90,757	17,566	10,302,959	(9,747,715)	931,785

Other revenue	2,507,499	11,623	-	697,323	-	-	3,216,445
Total segment revenue	2,697,694	786,203,415	90,757	557,583,389	34,870,854	(461,719,170)	919,726,939

Cost of sales and operating expenses	-	779,831,893	-	536,919,622	-	(428,128,406)	888,623,109

Administrative, professional and general expenses	5,919,528	10,080,835	7,022,363	14,669,401	33,752,746	(24,753,366)	46,691,507

Derivative (gain)/loss	-	(24,038,550)	-	-	-	-	(24,038,550)

Foreign exchange (gain)/loss	132,874	(5,263,901)	559,793	206,614	486,470	-	(3,878,150)

Gain on sale of exploration assets	(11,235,084)	-	-	-	-	-	(11,235,084)

Exploration costs, excluding exploration impairment	995,532	-	-	-	-	-	995,532

Exploration impairment	107,788	-	-	-	-	-	107,788

Depreciation and amortisation	597,343	10,969,099	69,142	2,570,503	66,427	(129,968)	14,142,546

Interest expense	4,027,223	9,908,268	240,782	4,838,094	10,765,759	(9,747,715)	20,032,411
Total segment expenses	545,204	781,487,644	7,892,080	559,204,234	45,071,402	(462,759,455)	931,441,109
Income/(loss) before income taxes and non-controlling interest	2,152,490	4,715,771	(7,801,323)	(1,620,845)	(10,200,548)	1,040,285	(11,714,170)
Income tax (expense)/benefit	-	-	(110,037)	414,193	(386,120)	-	(81,964)

Non controlling interest	-	-	-	-	-	(943)	(943)
Total net income/(loss)	2,152,490	4,715,771	(7,911,360)	(1,206,652)	(10,586,668)	1,039,342	(11,797,077)

Total assets	134,485,386	326,007,879	7,269,000	100,452,756	442,464,921	(418,836,972)	591,842,970

Consolidated Financial Statements INTEROIL CORPORATION 29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

6.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash on deposit	233,576,821	46,449,819	46,761,362
Bank term deposits
- Papua New Guinea kina deposits	-	-	2,209,210
	233,576,821	46,449,819	48,970,572

In 2010, cash and cash equivalents earned an average interest rate of 0.21% per annum (2009 – 0.57%, 2008 – 3.21%).

7.	Supplemental cash flow information
	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash paid during the year
Interest	5,827,959	5,192,882	10,705,499
Income taxes	3,254,382	1,889,441	6,738,175
Interest received	143,315	349,082	926,878
Non-cash investing activities:
(Decrease)/increase in deferred gain on contributions to LNG project	-	(4,420,838)	8,400,573
Increase in goodwill on acquisition of additional LNG interest	-	864,377	-
Increase in share capital from:
buyback of Merrill Lynch interest in LNG Project	-	11,250,000	-
Non-cash financing activities:
Increase in share capital from:
the exercise of share options and vesting of restricted stock	8,454,757	2,185,642	456,867
the exercise of warrants	-	1,899,476	-
buyback of IPI #3 investor rights	50,687,368	62,980,161	-
conversion of debentures into share capital	-	77,089,723	15,118,483
conversion of preference shares into share capital	-	-	14,640,000
conversion of indirect participation interest into share capital	-	-	15,776,270
conversion of debt into share capital	-	-	60,000,000
placement fee obligation on conversion of debt	-	-	1,800,000
preference share interest obligation settled in shares	-	-	372,950
placement fee obligation on debentures issued	-	-	5,700,000
debentures interest obligation settled in shares	-	2,352,084	2,620,628
litigation settlement settled in shares	12,000,000	-	-

Consolidated Financial Statements INTEROIL CORPORATION 30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Financial instruments

(a)	Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing.  In 2010, the Company earned nil interest (2009 – nil, 2008 – 1.9%) on the cash on deposit which related to the working capital facility.  However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2010 by 3.33% (2009 – 3.07%, 2008 – 4.15%).

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash deposit on working capital facility (0.0%)	40,664,995	22,698,829	25,994,258
Cash restricted - Current	40,664,995	22,698,829	25,994,258

Bank term deposits on Petroleum Prospecting Licenses (2.5%)	130,486	124,858	124,097
Cash deposit on office premises (4.9%)	179,440	157,698	166,685
Cash deposit on secured loan (0.1%)	6,303,148	6,327,190	-
Cash restricted - Non-current	6,613,074	6,609,746	290,782
	47,278,069	29,308,575	26,285,040

Cash held as deposit on the BNP working capital facility supports the Company’s working capital facility with BNP Paribas.  The balance is based on 20% of the outstanding balance of the BNP working capital facility 1 (refer note 17) plus any amounts that are fully cash secured.  The cash deposit on this facility did not receive interest during the year as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

The cash held as deposit on secured loan is used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”) and relates to one half yearly installment of $4.5 million and the related interest that will be payable with the next installment.  The waiver on this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million earlier that year.

Bank term deposits on PPL’s are unavailable for use while PPL 236, 237 and 238 are being utilized by the Company.

(b)	Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2010, InterOil had a net payable of $178,578 (2009 – $nil, 2008 – receivable of $31,335,050) relating to commodity hedge contracts.  Of this total, a receivable of $nil (2009 – $nil, 2008 – $16,261,000) relates to hedge accounted contracts as at December 31, 2010 and a payable of $178,578 (2009 – $nil, 2008 – receivable of $15,074,050) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The gain on hedges for which final pricing will be determined in future periods was $nil (2009 – $nil, 2008 – $18,012,500) and has been included in comprehensive income.

(i) Hedge accounted contracts:

The Company had no outstanding hedge accounted derivative contracts as at December 31, 2010 and December 31, 2009.

Consolidated Financial Statements INTEROIL CORPORATION 31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Financial instruments (cont’d)

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

A gain of $nil was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2010 (2009 – $17,180,700, 2008 – $3,745,500).  This net gain is included in the sales and cost of sales lines in the consolidated statement of operations.  A gain of $nil (2009 - $349,800, 2008 – loss of $1,630,500) on the ineffective portion of these priced out hedge accounted contracts is included in derivative gain/(loss) in the consolidated statement of operations.

(ii) Non-hedge accounted derivative contracts:

As at December 31, 2010, the Company had the following open non-hedge accounted derivative contracts outstanding.  Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

		Notional			Fair Value
		Volumes			December 31, 2010
Derivative	Type	(bbls)	Expiry	Derivative type	$
Naphtha Swap	Sell Naphtha	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	(275,958)
Brent Swap	Buy Brent	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	179,118
Naphtha/Brent Swap	Sell Naphtha/ Buy Brent	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	(81,738)
					(178,578)
Add: Priced out non-hedge accounted contracts as at December 31, 2010					-
					(178,578)

The Company had no outstanding non-hedge accounted derivative contracts as at December 31, 2009.

As at December 31, 2008 the Company had the following open non-hedge accounted derivative contracts outstanding:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

Consolidated Financial Statements INTEROIL CORPORATION 32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Financial instruments (cont’d)

A loss of $1,591,878 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2010 (2009 – gain of $658,785, 2008 – gain of $25,669,050).  This loss is included in derivative gain/(loss) in the consolidated statement of operations.

(c)	Currency derivative contracts

During the year ended December 31, 2010, the Company started to enter into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD.  As at December 31, 2010, the Company had no outstanding non-hedge accounted currency derivative contracts.

A gain of $526,690 was recognized on the non-hedge accounted currency derivative contracts for the year ended December 31, 2010 (2009 - $nil, 2008 - $nil).  This gain is included in derivative gain/(loss) in the consolidated statement of operations.

9.	Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 17).  As at December 31, 2010, $nil (Dec 2009 - $nil, Dec 2008 - $3,141,238) in outstanding trade receivables had been sold with recourse under the facility.  As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the sale proceeds are recognized in the working capital facility.  The Company has retained the responsibility for administering and collecting accounts receivable sold.  The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2010, $26,884,664 (Dec 2009 - $17,351,783, Dec 2008 - $10,300,542) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 17.  This balance includes $21,797,631 (Dec 2009 - $12,715,464, Dec 2008 - $6,912,883) of intercompany receivables which were eliminated on consolidation.

10.	Inventories

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Midstream - Refining (crude oil feedstock)	23,004,883	5,006,608	25,556,463
Midstream - Refining (refined petroleum product)	67,006,941	32,983,010	30,167,417
Midstream - Refining (parts inventory)	673,283	559,667	288,643
Downstream (refined petroleum product)	36,452,253	31,577,764	27,024,803
	127,137,360	70,127,049	83,037,326

As at December 31, 2010 no net realizable value write down was necessary.  At December 31, 2009 and December 31, 2008, inventory had been written down to its net realizable value.  The write down of $140,278 at December 31, 2009 relating to crude oil feedstock and $8,529,016 at December 31, 2008 relating to refined petroleum products is included in ‘Cost of sales and operating expenses’ within the ‘Consolidated Statement of Operations’.

At December 31, 2010, $90,685,107 (Dec 2009 - $38,549,285, Dec 2008 - $56,012,523) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 17.

Inventories recognized as expense during the year ended December 31, 2010 amounted to $715,831,572 (2009 - $616,305,207, 2008 - $902,765,655).

11.	Plant and equipment

The majority of the Company’s plant and equipment is located in PNG, except for the majority of items in the corporate segment which are located in Australia and Singapore.  Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to Midstream Refining assets which were created when the gross margin on Midstream Refining sales to the Downstream segment were eliminated in the development stage of the refinery.

Consolidated Financial Statements INTEROIL CORPORATION 33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Plant and equipment (cont’d)

December 31, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	252,379,834	99,953	54,194,414	699,412	307,420,928
Deferred project costs and work in progress	-	2,766,704	4,126,415	7,236,584	5,904,385	20,034,088
Consolidation entries	-	-	-	-	(2,469,390)	(2,469,390)
Accumulated depreciation and amortisation	(47,315)	(63,376,616)	(61,391)	(31,645,379)	(523,083)	(95,653,784)

Net book value	-	191,769,922	4,164,977	29,785,619	3,611,324	229,331,842

Capital expenditure for year ended December 31, 2010	-	6,972,505	1,876,736	7,623,024	3,661,267	20,133,532

December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	248,863,701	97,572	47,647,154	561,038	297,216,780
Deferred project costs and work in progress	-	926,089	2,252,060	5,308,056	2,381,493	10,867,698
Consolidation entries	-	-	-	-	(2,599,361)	(2,599,361)
Accumulated depreciation and amortisation	(47,037)	(54,715,462)	(36,164)	(29,222,654)	(417,091)	(84,438,408)

Net book value	278	195,074,328	2,313,468	23,732,556	(73,921)	221,046,709

Capital expenditure for year ended December 31, 2009	-	2,242,017	-	6,919,197	2,456,903	11,618,117

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)

Net book value	3,747	203,778,963	2,273,619	19,915,488	(2,386,258)	223,585,559

Capital expenditure for year ended December 31, 2008	-	529,033	92,494	4,108,630	95,493	4,825,650

During the year ended December 31, 2010, InterOil recognized a gain of $83,807 on the disposal of assets (2009 – $nil, 2008 – $285,206).

Consolidated Financial Statements INTEROIL CORPORATION 34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Drilling equipment	28,653,929	17,344,759	13,857,772
Drilling consumables and spares	10,924,708	11,467,237	10,113,808
Petroleum Prospecting License drilling programs (Unproved)	215,716,101	143,671,566	104,042,379
Gross Capitalized Costs	255,294,738	172,483,562	128,013,959
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	255,294,738	172,483,562	128,013,959

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields.  The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG.

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Gain on sale of oil and gas properties
Sale of PRL 4 interest (43.13% of the property)	-	-	1,500,000
Sale of PRL 5 interest (28.576% of the property)	-	-	5,000,000
Sale of PPL 244 interest (15% of the property)	2,140,783	-	-
Conveyance accounting of IPI Agreement (note 21)	-	7,364,468	4,735,084
	2,140,783	7,364,468	11,235,084

During the year ended December 31, 2008, the Company divested fully its interests in PRL 4 and 5 in PNG.  As these properties did not have any cost base associated with them in the balance sheet, the entire sale proceeds was treated as a gain on sale of these properties.

During the quarter ended September 30, 2010, the Company has divested fully its interests in PPL 244 in PNG.  As this property did not have any cost base associated with it carried forward in the balance sheet, the entire sale proceeds was treated as a gain on sale of this property.

Since the date of the IPI Agreement in February 2005 up to December 31, 2010, certain IPI investors’ with a combined 12.585% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,678,000 common shares.  These waivers or forfeitures of the conversion option have triggered conveyance under the IPI Agreement for their respective share of interest.  An amount of $nil (Dec 2009 - $7,364,468, Dec 2008 - $4,735,084) for the year was recognized as a gain on conveyance following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.  As at December 31, 2010, IPI investors with a combined 2.5536% interest out of the initial 25% still have the conversion rights outstanding.

Refer to Note 14 below for details of Petromin’s participation in the Elk and Antelope fields, and the treatment of the $15,435,000 advance received from them in relation to this participation agreement.

Consolidated Financial Statements INTEROIL CORPORATION 35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Oil and gas properties (cont’d)

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	207,054	(85,793)	9,622,780
Development Costs	96,325,176	99,678,973	52,491,537
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	3,922,683	8,013,434	-
Add: Premium paid on IPI buyback transactions	1,550,020	-	-
Less: Conveyance accounting offset against properties	(192,622)	(31,837,809)	(5,798,347)
Less: Costs allocated against cash calls	(19,001,135)	(31,299,202)	(13,167,138)
Total Costs capitalized	82,811,176	44,469,603	43,148,832
Charged to expense
Dry hole expense	-	-	107,788
Geophysical and other costs	16,981,929	208,694	995,532
Total charged to expense	16,981,929	208,694	1,103,320
Oil and Gas Property Additions (capitalised and expensed)	99,793,105	44,678,297	44,252,152

-
Pacific LNG Operations Limited (“Pacific LNG”) direct participation in Elk and Antelope fields:  During September 2009, InterOil sold a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG in furtherance of the option granted to it on May 24, 2007.  The 2.5% direct interest in these fields was sold in exchange for a net $25,000,000 (of which $15,000,000 had been received up to December 31, 2009 and previously classified as financing activities in the statement of cash flows – all payments received after the sale transaction has been classified as investing activities) plus payment of historical costs incurred in exploring these fields.  During the quarter ended March 31, 2010, the remaining $10,000,000 was received and has been classified as investing activities in the statement of cash flows.  In addition to these amounts, Pacific LNG also transferred to the Company 2.5% of their economic interest in the Joint Venture Company.  The total consideration received for this transaction was valued at $29,019,716, consisting of $25,000,000 cash consideration, $864,377 being the fair value of 2.5% of Pacific LNG’s economic interest in PNG LNG Inc., and $3,155,339 representing 2.5% of all appraisal costs incurred in the Elk and Antelope fields to be reimbursed.  The Company has applied the guidance in ASC 932-360 paragraph 55-8 in relation to the sale of these unproved properties.  Based on the guidance, the sale proceeds were fully applied against the cost base of the Elk and Antelope fields as recovery of cost.

Consolidated Financial Statements INTEROIL CORPORATION 36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

13.	Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates).  Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Loss before income taxes and non controlling interest	(38,103,348)	(4,985,001)	(11,714,170)
Statutory income tax rate	33.00%	34.00%	34.50%
Computed tax (benefit)	(12,574,105)	(1,694,900)	(4,041,389)

Effect on income tax of:
Income/(losses) in foreign jurisdictions not assessable/(deductible)	2,073,636	440,552	(61,702)
Non-deductible stock compensation expense	317,671	521,091	720,825
Non-deductible pre-LNG Project Agreement costs	1,146,936	1,471,176	2,584,562
Non-deductible premium paid on buyback of IPI interest	10,087,674	10,781,409	-
Non-taxable gain on sale of exploration assets	(706,458)	(2,503,919)	(3,876,104)
Unrealized foreign exchange gains/(losses)	(1,222,919)	2,366,045	(14,059,228)
Tax rate differential in foreign jurisdictions	(1,379,226)	(2,072,630)	(134,619)
Over provision for income tax in prior years	153,432	(88,681)	148,823
Midstream - Refining tax exempt income as per Refinery Project Agreement	(8,925,164)	(13,406,325)	-
Tax losses for which no future tax benefit has been brought to account	7,927,006	2,857,963	19,569,753
Temporary differences for which no future tax benefit has been brought to account	12,605,774	7,160,543	(1,639,042)
Movement in temporary differences in relation to inventory revaluations	-	(1,385,779)	1,385,779
Initial recognition of future tax assets/liabilities based on recoverability assessment	-	(15,138,174)	-
Other - net	(2,121,166)	(384,360)	(515,694)
	7,383,091	(11,075,989)	81,964

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Future tax assets
Temporary differences
Plant and equipment	(10,229,037)	(7,870,673)	(7,051,509)
Exploration expenditure	69,408,046	39,459,350	26,901,138
Unrealised foreign exchange losses / (gains)	1,438,966	3,162,307	(17,177,649)
Other - net	1,913,865	2,789,832	1,820,931
	62,531,840	37,540,816	4,492,911
Losses carried forward	45,236,646	34,975,557	28,679,655
	107,768,486	72,516,373	33,172,566
Less valuation allowance	(93,670,358)	(55,603,404)	(30,102,384)
	14,098,128	16,912,969	3,070,182

The future tax assets recorded in the consolidated balance sheet mainly relate to Midstream – Refining and Downstream assets in PNG. The amounts are noncurrent as at December 31, 2010.  The valuation allowance for deferred tax assets increased by $38,066,954 (2009 – increased by $25,501,020, 2008 – decreased by $51,821,135) in the year ended December 31, 2010.

The increase in valuation allowance during the year was mainly due to the increase in temporary differences and losses carried forward in relation to exploration expenditure incurred in PNG.   No deferred tax assets have been recognized for the exploration expenditure pending final investment decision on projects for monetization of resources from the licenses held.

Consolidated Financial Statements INTEROIL CORPORATION 37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

13.	Income taxes (cont’d)

During 2008, the parent entity in Canada elected to lodge USD tax returns in Canada which will enable that entity to prepare its tax returns in Canada in USD effective January 1, 2008.  At the time of filing the consolidated financial statements for the year ended December 31, 2008, the legislation allowing this election was not yet fully enacted and the Canadian entity’s tax calculation for the year ended December 31, 2008 was required to be prepared using the Canadian Dollars.  The legislation allowing the election was fully enacted in 2009, resulting in the adjustment to the deferred tax assets and valuation allowance of $25,676,554.  No deferred tax assets have been recognized for the Canadian entity as currently these assets does not satisfy the recognition criteria.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

The Refinery Project Agreement gave “pioneer” status to InterOil Limited (”IOL”).  This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010.  In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010.  Tax losses incurred during the tax holiday will also be available for use after December 31, 2010.  Tax losses carried forward to offset against future earnings total PGK 214,237,113 ($81,088,747) at December 31, 2010.  All losses incurred by InterOil Limited have a twenty year carry forward period.

14.	Accounts payable and accrued liabilities

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Accounts payable - crude import	-	-	25,233,525
Accounts payable - product import	5,241,216	-	-
Other accounts payable and accrued liabilities*	47,999,907	48,937,354	48,914,211
Petromin cash calls received	15,435,000	10,435,000	4,000,000
Mitsui cash calls received	6,456,757	-	-
Income tax payable	955,074	-	-
Total accounts payable and accrued liabilities	76,087,954	59,372,354	78,147,736
* - December 31, 2010 balance includes the $6,250,000 received from Mitsui & Co. for an option to acquire interests of up to 5% in the Elk and Antelope fields and in our proposed LNG plant.

(a) Petromin participation in Elk and Antelope fields
On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if and once nominated by the State to take its legislative interest.  Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields.  The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development License (”PDL”), which has not yet occurred.  The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL.  As at December 31, 2010, $15,435,000 in advance payments received from Petromin has been held under ‘Petromin cash calls received’ above.  Once the PDL is formed, conveyance accounting following the guidance in ASC 932-360 paragraphs 55-8 and 55-9 will be triggered.

(b) Mitsui & Co. participation in Condensate Stripping Plant
On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to the CS Project.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  On August 4, 2010, the JVOA for the CS Project was finalized.  Refer to note 20 for further details in relation to this agreement.

The portion of funding that relates to Mitsui’s share of the project as at December 31, 2010, amounting to $6,456,757 is held in current liabilities as the agreement requires repayment if FID is not reached.  The portion of funding that relates to InterOil’s share of the project, funded by Mitsui, is classified as an unsecured loan (refer to note 20).

Consolidated Financial Statements INTEROIL CORPORATION 38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, on July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position.  Two ‘A’ Class shares were owned by InterOil LNG Holdings Inc., two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd.  All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures are in a position to exercise unilateral control over the joint venture.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares valued at $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch did not retain any ownership or other interest in the PNG LNG project.  The two ‘A’ Class shares held by Merrill Lynch have been transferred to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd respectively.  A further 172 ‘A’ Class shares have been issued to InterOil LNG Holdings Inc. and 173 ‘A’ Class shares have been issued to Pacific LNG Operations Ltd bringing the ‘A’ Class shareholding of both remaining joint venture partners to 175 ‘A’ Class shares each, giving equal voting rights and board positions in the joint venture.

As part of the Shareholders’ Agreement on July 30, 2007, InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement.  The main items contributed by InterOil into the Joint Venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within PNG, general supply agreements secured with landowners for supply of gas, advanced stage of project development, etc.  Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partner is being issued ‘B’ Class shares as it contributes cash into the Joint Venture Company by way of cash calls.

During September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG’s unexercised economic interest in the joint venture LNG Project. Based on this transaction, as at December 31, 2010, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project.  As InterOil’s shareholding within the Joint Venture Company as at December 31, 2010 is 86.66% (Dec 2009 – 86.66%, Dec 2008 – 82.15%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain.  This deferred gain will increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.  The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future.  The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

16.	Goodwill

(a) Acquisition of interest from Merrill Lynch
As noted above in note 15, on February 27, 2009, InterOil LNG Holdings Inc. acquired half of Merrill Lynch’s interest in the Joint Venture Company for $11,250,000.  As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 ‘B’ Class shares held by Merrill Lynch.  The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

(b) Acquisition of interest from Pacific LNG
During September 2009, InterOil also acquired a further 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project from Pacific LNG as part of the Elk and Antelope interest acquisition.  The fair value of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project was valued at $864,377 based on the previous transaction with Merrill Lynch that was completed in February 2009, being the most appropriate guide to the fair value of the interest acquired.  This fair value has been recognized as goodwill on acquisition of the LNG interest in the Balance Sheet.

Consolidated Financial Statements INTEROIL CORPORATION 39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Working capital facilities

	December 31,	December 31,	December 31,
	2010	2009	2008
Amounts drawn down	$	$	$
BNP Paribas working capital facility - midstream	50,023,559	16,794,153	53,386,775
Westpac working capital facility - downstream	1,230,767	7,832,266	15,405,627
BSP working capital facility - downstream	-	-	-
Total working capital facility	51,254,326	24,626,419	68,792,402

(a) BNP Paribas working capital facility
InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $190,000,000.  The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas.  Facility 1 is for $130,000,000 and finances purchases of hydrocarbons via the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, and includes a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables (note 9) acceptable to BNP Paribas in order to reduce Facility 1 balances.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and subsequent to year end, the facility was renewed until January 31, 2012 with an increase in Facility 1 limit by an additional $30,000,000 to $160,000,000, and a maximum availability of $220,000,000 for the combined facility.

The facility bears interest at LIBOR + 3.5% on the short term advances.  During the year the weighted average interest rate was 2.69% (2009 – 2.13%, 2008 – 5.11%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization (refer section ‘Cash and cash equivalents’ under note 7).

Refer to the subsequent events (note 30) in relation to the renewal of this facility.

The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Working capital credit facility	190,000,000	190,000,000	190,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(50,023,559)	(16,794,153)	(50,245,537)
Discounted receivables (note 9)	-	-	(3,141,238)
	(50,023,559)	(16,794,153)	(53,386,775)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(93,710,000)	(56,700,000)	(27,600,000)
Bank guarantees on hedging facility	-	-	-
Working capital credit facility available for use	46,266,441	116,505,847	109,013,225

At December 31, 2010, the company had four letters of credit outstanding totaling $93,710,000. The first letter of credit for $5,320,000 was for a gasoline cargo and was drawn down on January 12, 2011.  The second letter of credit for $35,000,000 was for a crude cargo and was drawn down on January 23, 2011.  The third letter of credit for $20,000,000 was for a crude cargo and was drawn down on January 17, 2011.  The fourth letter of credit for $33,390,000 was for a crude cargo and was drawn down on January 17, 2011.

The cash deposit on working capital facility, as separately disclosed in note 8, included restricted cash of $40,664,995 (2009 - $22,698,829, 2008 - $25,994,258) which is being maintained as a security margin for the facility.  In addition, inventory of $90,685,107 (2009 - $38,549,285, 2008 - $56,012,523) and trade receivables of $26,884,664 (2009 – $17,351,783, 2008 – $10,300,542) also secured the facility.  The trade receivable balance securing the facility includes $21,797,631 (2009 - $12,715,464, 2008 - $6,912,883) of inter-company receivables which were eliminated on consolidation.

Consolidated Financial Statements INTEROIL CORPORATION 40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Working capital facility (cont’d)

(b) Westpac and Bank South Pacific working capital facility
The Company has an approximately $49,205,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac.  Westpac facility limit is approximately $30,280,000 (PGK 80,000,000) and the initial BSP facility limit was approximately $26,495,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $18,925,000 (PGK 50,000,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in October 2010 through to October 2011.  As at December 31, 2010, $1,230,767 (PGK 3,251,696) of this combined facility has been utilized, and $47,974,233 million (PGK 126,748,304) of this facility remains available for use.  During the year the weighted average interest rate was 9.5%.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

18.	Establishment of subsidiaries

(a) SPI CSP Holdings Limited
In May 2010, SPI CSP Holdings Limited was incorporated in PNG as a 100% subsidiary of SPI Exploration & Production Corporation to hold InterOil’s interest in the CS Project.

(b) InterOil Shipping Pte Ltd
In April 2010, InterOil Shipping Pte Ltd. was incorporated in Singapore as a 100% subsidiary of InterOil Corporation to provide shipping services to domestic customers within PNG and also to export customers from PNG.  The Company had not undertaken any activities during 2010.

19.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the OPIC loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year, $150,000 (2009 - $150,000, 2008 - $150,000) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs.  Of these costs, $112,500 (2009 - $nil, 2008 - $150,000) were included in accrued liabilities at December 31, 2010.

(b) Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the year amounted to $21,923 (2009 - $nil, 2008 - $nil).

20.	Secured and unsecured loans

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Unsecured loan (Mitsui)	5,456,757	-	-
Total current portion of loans	14,456,757	9,000,000	9,000,000

Secured loan (OPIC) - non current portion	35,500,000	44,500,000	53,500,000
Secured loan (OPIC) - deferred financing costs	(686,778)	(910,722)	(1,134,667)
Total non current secured loan	34,813,222	43,589,278	52,365,333

Total secured and unsecured loans	49,269,979	52,589,278	61,365,333

Consolidated Financial Statements INTEROIL CORPORATION 41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Secured and unsecured loans (cont’d)

(a) OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015.  The loan is secured over the assets of the refinery project which had a carrying value of $191,769,922 at December 31, 2010 (2009 - $195,074,328, 2008 - $203,778,963).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3.00%).  During 2010 the weighted average interest rate was 6.80% (2009 – 6.89%, 2008 – 7.10%) and the total interest expense included in long term borrowing costs was $3,461,800 (2009 - $4,125,170, 2008 - $5,147,768).

As at December 31, 2010, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2011 and December 31, 2011 have been classified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations.  A deposit is also required to be maintained to cover the next installment and interest payment.  As of December 31, 2010, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $686,778 (2009 - $910,722, 2008 - $1,134,667) are being amortized over the period until December 2014 and has been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

Bank covenants under the above facility currently restrict the payment of dividends by the Company’s subsidiaries E.P. InterOil Limited and InterOil Limited.

(b) Mitsui Unsecured Loan
On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to the CS Project.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  On August 4, 2010, the JVOA for the CS Project was finalized.  The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%.  In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

(c) Short term Secured Credit Facility from Clarion Finanz A.G.
On August 11, 2010, the Company entered into a short term secured credit facility of $25,000,000 with Clarion Finanz AG.  The amount was received in two installments of $12,500,000 each on August 11, 2010 and August 30, 2010.  The facility was to mature on January 31, 2011 with an interest rate of 10.00% per annum but was fully repaid on November 12, 2010 from the proceeds of our concurrent public offerings.  An upfront fee of $1,000,000 was also paid to the lender, which was deducted from the installment on August 30, 2010.

(d) Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch.  On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share.  On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 24).

21.	Indirect participation interests

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Indirect participation interest (PNGDV) - current portion	540,002	540,002	540,002
Total current indirect participation interest	540,002	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	844,490	844,490	844,490
Indirect participation interest ("IPI")	33,289,897	38,715,228	72,476,668
Total non current indirect participation interest	34,134,387	39,559,718	73,321,158

Total indirect participation interest	34,674,389	40,099,720	73,861,160

Consolidated Financial Statements INTEROIL CORPORATION 42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Indirect participation interests (cont’d)

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The location of the other two wells is yet to be determined.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.  InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2010.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option.  The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  As at December 31, 2010, the balance of the indirect participation interest that may be converted into shares is a maximum of 340,480 common shares (2009 – 527,147, 2008 – 2,160,000) as explained below.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

From the date of the agreement up to December 31, 2010, the following transactions have occurred:

(i) Increase in InterOil’s direct interest in the IPI program by 9.8614% due to the following:

-
Conversion of IPI interests:  Certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares.  These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

-
Buyback of IPI interests by the Company:  Certain IPI investors representing a 6.2864% interest in the IPI agreement have sold their interest to the Company. Detailed disclosure of this transaction is provided in the section ‘Extinguishment of IPI liability’ below.

On April 15, 2010 one IPI investor representing 0.4% interest in the IPI agreement waived the conversion right to convert their IPI percentage into 53,333 shares.  On July 19, 2010, the Company bought back this 0.4% interest in the IPI Agreement from the investor for 208,281 common shares of the Company.  The Company has not applied conveyance accounting on this portion of the IPI agreement, but has accounted for the buyback under the ‘Extinguishment of IPI liability’ model in the quarter ended September 30, 2010.

Consolidated Financial Statements INTEROIL CORPORATION 43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Indirect participation interests (cont’d)

As at December 31, 2010, InterOil’s direct interest in exploration licenses is 75.6114%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses, and excluding the 20.5% interest that the State is able to take up under relevant legislation.

(ii) Waiver of conversion rights resulting in conveyance accounting

-
Certain IPI investors representing a 12.585% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,678,000 common shares.  As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $25,363,858.  A further $23,396,100 is retained in the balance sheet representing the future remaining obligations in relation to this 12.585% interest.

-
During December 2010, the Company bought a combined 1.05% interest in the IPI Agreement from two investors, out of which 0.05% related to interests that had already been waived by the investor in the prior year, hence conveyance accounting was followed for this interest and any premium paid was capitalized to Oil and Gas properties.  This 0.05% was bought for $1,881,959 which was settled through the issue of 25,805 InterOil common shares.  The excess of this consideration over the book value of the IPI liability and the appraisal costs previously cash called from this investor was $1,550,020 and has been capitalized to Oil and Gas properties.

-
As at December 31, 2010, IPI investors with a combined 2.5536% interest in the IPI agreement still have the conversion rights outstanding resulting in a maximum of 340,480 common shares being issued if all these IPI investors choose to exercise their conversion options.

(iii) Extinguishment of IPI liability
During September 2009, the Company bought a combined 4.3364% interest in the IPI Agreement from two investors for $56,479,615 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on September 15, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 1,236,666 shares were issued.

During December 2009, the Company bought a further combined 0.5% interest in the IPI Agreement from two investors for $6,500,546 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on December 1, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 108,044 shares were issued.

During July 2010, the Company bought a further 0.4% interest in the IPI Agreement from an investor for $10,830,612 which was settled in InterOil common shares.  As part of this transaction a total number of 208,281 shares were issued.

During December 2010, the Company bought a further 1.0% interest in the IPI Agreement from one investor for $37,974,797 which was settled in InterOil common shares.  As part of this transaction a total number of 520,702 shares were issued.

Management has adopted the extinguishment liability model.  Under this model the consideration paid is allocated to the various components involved in the exchange transactions. These components include:
-
cash calls made from the IPI investors in relation to the completion, appraisal and development program undertaken in Elk and Antelope fields as part of the IPI agreement.  These cash call amounts were previously offset against the capitalized oil and gas properties, and have been reinstated in the oil and gas properties asset to their full historical cost basis for those programs following this exchange transaction.

-	fair value of the conversion options extinguished as part of the exchange transactions.
-
IPI liability extinguished as part of the exchange transactions whereby the difference between the fair value of the shares issued and the book value of the IPI liability post allocation to the other components mentioned above has been recorded as an expense in the statement of operations.

Consolidated Financial Statements INTEROIL CORPORATION 44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Indirect participation interests (cont’d)

The following table discloses a breakdown of the loss on extinguishment of IPI liability for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Loss on extinguishment of IPI liability
Consideration paid for exchange transactions	48,805,409	62,980,161	-
less amounts capitalized in relation to the appraisal program cash calls	(3,784,466)	(8,013,434)	-
less book value of IPI liability extinguished	(5,424,231)	(18,738,392)	-
less book value of conversion options extinguished	(1,120,000)	(3,869,121)	-
less difference between book value and fair value of conversion options extinguished taken to contributed surplus	(7,908,002)	(649,187)	-
	30,568,710	31,710,027	-

(b) Indirect participation interest – PNGDV

As at December 31, 2010, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 236, 237 and 238 is $1,384,492 (2009 - $1,384,492, 2008 - $1,384,492).  This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation.  PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(c) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of December 31, 2010 we have drilled 6 exploration wells since inception of the Company’s exploration program within PPL 236, 237 and 238 in PNG.  In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged pro-rata per percentage point.

22.	Non controlling interest

The non controlling interest as at December 31, 2010 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.01% minority shareholding in SPI InterOil LDC.  InterOil has entered into an agreement with PIE Corp. under which the remaining 5,000 shares of SPI InterOil LDC held by PIE Corp. may be exchanged, at InterOil’s election,  for Common Shares on a one-for-one basis.

23.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

Consolidated Financial Statements INTEROIL CORPORATION 45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Share capital (cont’d)

	Number of shares	$
January 1, 2008	31,026,356	259,324,133

Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options under Stock Incentive Plan	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270

December 31, 2008	35,923,692	373,904,356

Shares issued on exercise of options under Stock Incentive Plan	231,750	6,818,814
Shares issued on buyback of LNG Interest (note 15)	499,834	11,250,000
Shares issued on debenture conversions (note 24)	3,159,000	77,089,722
Shares issued on debenture interest payments (note 24)	70,548	2,352,084
Shares issued on registered direct offering	2,013,815	70,443,248
Shares issued on exercise of warrants	302,305	8,522,978
Shares issued on buyback of IPI#3 Interest	1,344,710	62,980,161

December 31, 2009	43,545,654	613,361,363

Shares issued on exercise of options under Stock Incentive Plan	479,733	19,310,657
Shares issued on vesting of restricted stock units under Stock Incentive Plan	20,700	1,418,985
Shares issued on buyback of IPI#3 Interest	754,788	50,687,368
Shares issued on litigation settlement	199,677	12,000,000
Shares issued on public offering	2,800,000	198,872,679

December 31, 2010	47,800,552	895,651,052

24.	8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The debenture holders had the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share.  The Company had the right to require the debenture holders to convert if the daily VWAP of the common shares was at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures was to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures were assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management had assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature was equity in nature and needed to be bifurcated and disclosed separately within equity.  Management applied residual basis and had valued the liability component first and assigned the residual value to the equity component.  Management had fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component.  The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

Consolidated Financial Statements INTEROIL CORPORATION 46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

24.	8% subordinated debentures (cont’d)

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the debenture liability for the year ended December 31, 2010 was $nil (2009 - $1,212,262, 2008 - $1,915,910).  In addition to the accretion, interest at 8% per annum has been expensed for the year ended December 31, 2010 amounting to $nil (2009 -$2,712,936, 2008 - $4,361,889).  The interest payable up to May 9, 2009 was paid in a combination of cash and shares.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  During May 2009, a further 755,000 debentures amounting to $18,875,000 were converted into common shares of the Company.  On June 8, 2009, all remaining debentures outstanding were converted into common shares due to a mandatory conversion resulting from the daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.  The remaining book value of the liability and equity portion on the date of mandatory conversion was transferred to share capital to record this conversion.  As at December 31, 2010, of the 3,800,000 convertible debentures issued, nil (2009 – nil, 2008 – 3,159,000), were outstanding.

25.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years.  The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share).  The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period.  Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

Based on guidance under CICA 3863, the notes should be assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management has assessed that the note instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity.  Management applied residual basis and has valued the liability component first and assigned the residual value to the equity component.  The liability component was valued at $54,901,961 and the remaining balance of $15,098,039 was allocated to the equity component before offsetting transaction costs.

The underwriting placement fee of $3,500,000 and the transaction costs relating to the issue amounting to $209,107 has been split based on the percentages allocated to the liability and equity components; the costs of $2,909,103 has been offset against the liability component, and costs of $800,003 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the note liability for the year ended December 31, 2010 was $432,632.  In addition to the accretion, interest at 2.75% per annum has been expensed for the year ended December 31, 2010 amounting to $278,056.

26.	Stock compensation

(a) Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel.  Options are exercisable for common shares on a 1:1 basis.  Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules.  Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

Consolidated Financial Statements INTEROIL CORPORATION 47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

26.	Stock compensation (cont’d)

	December 31, 2010		December 31, 2009		December 31, 2008
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
Stock options outstanding	options	price $	options	price $	options	price $
Outstanding at beginning of period	1,838,500	22.07	1,839,500	20.18	1,200,500	23.70
Granted	330,000	54.02	325,500	28.68	952,500	18.48
Exercised	(479,733)	(25.59)	(231,750)	(19.94)	(58,000)	(16.50)
Forfeited	-	-	(49,000)	(30.39)	(11,500)	(28.68)
Expired	(500)	(28.68)	(45,750)	(34.09)	(244,000)	(25.80)
Outstanding at end of period	1,688,267	27.31	1,838,500	22.07	1,839,500	20.18

At December 31, 2010, in addition to the options outstanding as per the above table, there were an additional 1,315,617 (2009 – 1,753,100, 2008 – 309,500) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
prices $	Number of options	exercise price $	(years)	Number of options	exercise price $
8.01 to 12.00	506,100	9.80	2.90	271,100	9.81
12.01 to 24.00	395,000	16.88	1.60	305,000	15.78
24.01 to 31.00	103,000	27.76	2.41	100,000	27.67
31.01 to 41.00	234,167	35.46	2.20	117,500	36.58
41.01 to 51.00	120,000	45.79	3.66	55,000	43.97
51.01 to 61.00	300,000	52.76	4.47	-	-
61.01 to 71.00	30,000	66.58	4.63	-	-
	1,688,267	27.31	3.26	848,600	19.98

Aggregate intrinsic value of the 1,688,267 options issued and outstanding as at December 31, 2010 is $28,288,140. Aggregate intrinsic value of 848,600 options exercisable as at December 31, 2010 is $10,594,847.

The weighted-average grant-date fair value of options granted during 2010 was $32.26 (2009 - $19.04, 2008 - $9.07).  The total intrinsic value of options exercised during the year ended December 31, 2010 was $7,035,772 (2009 - $2,185,642, 2008 - $456,867).  Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2010 was $12,274,885 (2009 - $4,621,410, 2008 - $956,720).

The fair value of the 330,000 (2009 – 325,500, 2008 – 952,500) options granted subsequent to January 1, 2010 has been estimated at the date of grant in the amount of $10,645,501 (2009 - $6,197,278, 2008 - $11,077,126) using a Black-Scholes pricing model.  An amount of $7,628,017 (2009 - $8,042,195, 2008 - $5,741,086) has been recognized as compensation expense for the year ended December 31, 2010.  The current year compensation expense of $7,628,017 (2009 - $8,042,195, 2008 - $5,741,086) was adjusted against contributed surplus under equity and $7,035,773 (2009 - $2,185,642, 2008 - $456,867) was transferred to share capital on exercise of options, leaving a net impact of $592,244 (2009 - $5,856,553, 2008 - $5,284,219) on contributed surplus.

Consolidated Financial Statements INTEROIL CORPORATION 48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

26.	Stock compensation (cont’d)

The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted average
		Risk free interest			expected life for
Year	Period	rate (%)	Dividend yield	Volatility (%)	options
2010	Jul 1 to Dec 31	0.8	-	86	5.0
2010	Jan 1 to Jun 30	1.2	-	86	5.0
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jul 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	Apr 1 to Sep 30	2.7	-	80	5.0
2008	Jan 1 to Mar 31	2.2	-	73	5.0

(b) Restricted stock

Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan.  Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to three years after the date of grant.

	December 31, 2010		December 31, 2009		December 31, 2008
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
		Fair Value		Fair Value		Fair Value
	Number of	per	Number of	per	Number of	per
Restricted stock units	restricted	restricted	restricted	restricted	restricted	restricted
outstanding	stock units	stock unit $	stock units	stock unit $	stock units	stock unit $
Outstanding at beginning of period	41,400	68.55	-	-	-	-
Granted	107,483	54.73	41,400	68.55	-	-
Exercised	(20,700)	(68.55)	-	-	-	-
Forfeited	(3,991)	(56.13)	-	-	-	-
Expired	-	-	-	-	-	-
Total	124,192	56.99	41,400	68.55	-	-

An amount of $4,175,983 (2009 - $248,486, 2008 - $nil) has been recognized as compensation expense for the year ended December 31, 2010.  The current year compensation expense of $4,175,983 (2009 - $248,486, 2008 - $nil) was adjusted against contributed surplus under equity and $1,418,985 (2009 - $nil, 2008 - $nil) was transferred to share capital on vesting of stock units, leaving a net impact of $2,756,998 (2009 - $248,486, 2008 - $nil) on contributed surplus.

27.	Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91.  A total of nil (2009 – nil, 2008 – 337,252) were outstanding at December 31, 2010.  The warrants were exercisable between August 27, 2004 and August 27, 2009.  The warrants were recorded at the fair value calculated at inception as a separate component of equity.  The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.  During the quarter ended September 30, 2009, 302,305 of the warrants were exercised and converted into common shares.

All unexercised warrants lapsed on August 27, 2009 and the fair value of these lapsed warrants were transferred to contributed surplus within Shareholders’ equity.

Consolidated Financial Statements INTEROIL CORPORATION 49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

28.	Earnings/(Loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 2,889,964 common shares at prices ranging from $9.80 to $95.63 were outstanding as at December 31, 2010 but were not included in the computation of the diluted loss per share for the year ended December 31, 2010 because they caused the loss per share to be anti-dilutive.  The dilutive instruments outstanding at December 31, 2009 and December 31, 2008 were also not included in the computation of the diluted loss per share in respective periods because they also caused the loss per share to be anti-dilutive.

	Number of shares	Number of shares	Number of shares
Potential dilutive instruments outstanding	December 31, 2010	December 31, 2009	December 31, 2008
Employee stock options	1,688,267	1,838,500	1,839,500
Employee Restricted Stock	124,192	41,400	-
IPI Indirect Participation interest - conversion options	340,480	527,147	2,160,000
8% Convertible debentures	-	-	3,159,000
2.75% Convertible notes	732,025	-	-
Warrants	-	-	337,252
Others	5,000	5,000	5,000
Total stock options/shares outstanding	2,889,964	2,412,047	7,500,752
The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the year ended December 31, 2010, 2009 and 2008 is the net profit/loss as per Consolidated Statement of Operations.  This is due to the fact that the inclusion of convertible securities under ‘if-converted’ method in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Basic	44,329,670	39,900,583	33,632,390
Employee options (using Treasury Stock method)	-	697,811	-
Warrants (using Treasury Stock method)	-	83,192	-
Diluted	44,329,670	40,681,586	33,632,390

29.	Commitments and contingencies

(a) Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured and unsecured loans (b)	49,957	14,457	9,000	9,000	9,000	8,500	-
Convertible notes obligations	70,000	-	-	-	-	70,000	-
Indirect participation interest - PNGDV (note 21)	1,384	540	844	-	-	-	-
Petroleum prospecting and retention licenses (a)	156,000	31,000	31,000	34,900	24,750	34,350	-
	277,341	45,997	40,844	43,900	33,750	112,850	-
(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses.  Company is committed to spend a further $83.0 million as a condition of renewal of our petroleum prospecting licenses up to 2014.  Of this $83.0 million commitment, as at December 31, 2010, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.  In addition, the terms of grant of PRL15, requires the Company to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b)
This excludes the contractual interest payments on the principal amount. The effective interest rate on this loan for the year ended December 31, 2010 was 6.80%.  The annual effective interest rate will be applied to the outstanding balance for the contractual interest payment calculation.

Consolidated Financial Statements INTEROIL CORPORATION 50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Commitments and contingencies (cont’d)

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

(i) Settlement of litigation – Todd Peters et al v. Phil Mulacek et. al.

The Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, were defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; in the 284th District Court of Montgomery County, Texas.  The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company.   We entered into an agreement in August 2010 to settle and release all claims against us and our subsidiaries.  Pursuant to the agreed settlement, which was approved by the Court in September,  we issued 199,677 common shares to the plaintiffs during October, valued at $12,000,000 based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.

30.	Subsequent events

-	Agreement with Energy World Corporation:
Subsequent to year end, on February 2, 2011, the Company and Liquid Niugini Gas Limited have signed a PFCA and a Shareholder Agreement with EWC governing the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum land-based modular LNG plant in PNG.   In return for its commitment to fully fund the development and construction of the LNG plant, the agreements provide that EWC will be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions and financing costs, and that EWC will also own a 14.5% interest in the operating company of the LNG plant.  The PFCA and Shareholder Agreement with EWC are conditional on reaching final investment decision to proceed with the LNG plant no later than December 31, 2011.

-	Renewal of BNP Paribas working capital facility
Subsequent to year end, the BNP Paribas working capital facility was renewed until January 31, 2012 with an increase in facility limit by an additional $30,000,000 to a maximum availability of $220,000,000.

31.	Reconciliation to generally accepted accounting principles in the United States

The audited consolidated financial statements of the Company for the year ended December 31, 2010, 2009 and 2008 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).  The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.  The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note.  Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

Consolidated Financial Statements INTEROIL CORPORATION 51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated Balance Sheets	As at
	December 31, 2010		December 31, 2009		December 31, 2008
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets:
Cash and cash equivalents (5)	233,576,821	232,424,858	46,449,819	44,754,405	48,970,572	44,051,224
Cash restricted	40,664,995	40,664,995	22,698,829	22,698,829	25,994,258	25,933,184
Trade receivables	48,047,496	48,047,496	61,194,136	61,194,136	42,887,823	42,887,823
Derivative contracts receivables	-	-	-	-	31,335,050	31,335,050
Other assets (5)	505,059	1,455,472	639,646	1,496,621	167,885	125,119
Inventories	127,137,360	127,137,360	70,127,049	70,127,049	83,037,326	83,037,326
Prepaid expenses	3,593,574	3,593,574	6,964,950	6,964,950	4,489,574	4,489,574
Total current assets	453,525,305	453,323,755	208,074,429	207,235,990	236,882,488	231,859,300
Non-current assets:
Cash restricted	6,613,074	6,613,074	6,609,746	6,609,746	290,782	290,782
Goodwill (5)	6,626,317	864,377	6,626,317	864,377	-	-
Deferred financing costs (6)	-	686,778	-	910,722	-	1,279,145
Investment in LNG Project (5)	-	13,006,020	-	13,121,141	-	6,610,480
Plant and equipment (1), (5)	229,331,842	215,594,986	221,046,709	208,703,247	223,585,559	210,803,013
Oil and gas properties (2)	255,294,738	254,006,238	172,483,562	171,220,062	128,013,959	127,653,411
Future income tax benefit (7)	14,098,128	16,969,692	16,912,969	16,912,969	3,070,182	3,070,182
Total non-current assets	511,964,099	507,741,165	423,679,303	418,342,264	354,960,482	349,707,013
Total assets	965,489,404	961,064,920	631,753,732	625,578,254	591,842,970	581,566,313
Liabilities
Current liabilities:
Accounts payable and accrued liabilities (5)	76,087,954	73,476,455	59,372,354	58,090,593	78,147,736	77,460,413
Derivative contracts payables	178,578	178,578	-	-	-	-
Working capital facility	51,254,326	51,254,326	24,626,419	24,626,419	68,792,402	68,792,402
Current portion of loans	14,456,757	14,456,757	9,000,000	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest	540,002	540,002	540,002	540,002	540,002	540,002
Total current liabilities	142,517,617	139,906,118	93,538,775	92,257,014	156,480,140	155,792,817
Non-current liabilities:
Secured loan (6)	34,813,222	35,500,000	43,589,278	44,500,000	52,365,333	53,500,000
8% subordinated debenture liability (3)	-	-	-	-	65,040,067	69,710,182
2.75% convertible notes liability (4)	52,425,489	66,391,278	-	-	-	-
Deferred gain on contributions to LNG project (5)	13,076,272	-	13,076,272	-	17,497,110	-
Indirect participation interest (2)	34,134,387	42,469,767	39,559,718	49,040,098	73,321,158	89,055,610
Total non-current liabilities	134,449,370	144,361,045	96,225,268	93,540,098	208,223,668	212,265,792
Total liabilities	276,966,987	284,267,163	189,764,043	185,797,112	364,703,808	368,058,609
Non-controlling interest (8)	20,099	-	13,596	-	5,235	-
Equity
InterOil Corporation shareholders' equity:
Share capital (3)	895,651,052	898,032,422	613,361,363	615,742,733	373,904,356	373,514,356
8% subordinated debentures (3)	-	-	-	-	10,837,394	-
2.75% convertible notes (4)	14,298,036	-
Contributed surplus (3)	16,738,417	34,096,501	21,297,177	30,747,259	15,621,767	24,422,662
Warrants	-	-	-	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income	9,261,177	9,261,177	8,150,976	8,150,976	27,698,306	27,698,306
Conversion options (2)	12,150,880	-	13,270,880	-	17,140,000	-
Accumulated deficit	(259,597,244)	(264,613,395)	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)
Total InterOil Corporation shareholders' equity	688,502,318	676,776,705	441,976,093	439,767,259	227,133,927	213,502,277
Non-controlling interest (8)	-	21,052	-	13,883	-	5,427
Total equity	688,502,318	676,797,757	441,976,093	439,781,142	227,133,927	213,507,704
Total liabilities and shareholders' equity	965,489,404	961,064,920	631,753,732	625,578,254	591,842,970	581,566,313

Consolidated Financial Statements INTEROIL CORPORATION 52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue
Sales and operating revenues	802,374,399	802,374,399	688,478,965	688,478,965	915,578,709	915,578,709
Interest income	150,816	-	350,629	-	931,785	-
Other income	4,470,048	-	4,228,415	-	3,216,445	-
	806,995,263	802,374,399	693,058,009	688,478,965	919,726,939	915,578,709

Expenses
Cost of sales and operating expenses (excluding depreciation shown below)	701,556,650	701,556,650	601,983,432	601,983,432	888,623,109	888,623,109
Administrative and general expenses (5)	41,047,949	40,303,912	33,254,708	30,087,894	31,227,627	28,354,064
Derivative loss/(gain)	1,065,188	1,065,188	(1,008,585)	(1,008,585)	(24,038,550)	(24,038,550)
Legal and professional fees (5)	6,902,241	6,610,204	9,067,413	6,490,539	11,523,045	7,692,045
Exploration costs, excluding exploration impairment	16,981,929	16,981,929	208,694	208,694	995,532	995,532
Exploration impairment	-	-	-	-	107,788	107,788
Short term borrowing costs	7,568,550	7,568,550	3,776,590	3,776,590	6,514,060	6,514,060
Long term borrowing costs (3), (4)	4,496,432	4,164,185	8,788,041	17,871,168	17,459,186	19,529,798
Depreciation and amortization (1), (5)	14,274,922	13,791,582	14,321,775	13,785,845	14,142,546	13,594,481
Loss on equity accounted investment (5)	-	1,115,121	-	4,739,339	-	(1,047,795)
Gain on sale of oil and gas properties (2)	(2,140,783)	(2,140,783)	(7,364,468)	(8,846,468)	(11,235,084)	(12,280,084)
Loss on extinguishment of IPI liability (2)	30,568,710	38,476,712	31,710,027	32,359,214	-	-
Litigation settlement expense	12,000,000	12,000,000	-	-	-	-
Foreign exchange loss (5)	10,776,823	10,686,456	3,305,383	3,346,436	(3,878,150)	(4,437,943)
Non-controlling interest (8)	6,502	-	8,361	-	943	-
Interest income (5)	-	(150,173)	-	(342,888)	-	(841,028)
Other income	-	(4,470,048)	-	(4,228,415)	-	(3,216,445)
	845,105,113	847,559,485	698,051,371	700,222,795	931,442,052	919,549,032
Loss before income taxes	(38,109,850)	(45,185,086)	(4,993,362)	(11,743,830)	(11,715,113)	(3,970,323)
Income tax (expense)/benefit (5), (7)	(7,383,091)	(4,547,432)	11,075,989	11,130,659	(81,964)	28,073
Net (loss)/profit	(45,492,941)	(49,732,518)	6,082,627	(613,171)	(11,797,077)	(3,942,250)
Less: Net profit attributable to the non-controlling interest (8)	-	(7,168)	-	(8,457)	-	(1,040)
Net (loss)/profit attributable to InterOil Corporation	(45,492,941)	(49,739,686)	6,082,627	(621,628)	(11,797,077)	(3,943,290)

Consolidated Financial Statements INTEROIL CORPORATION 53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)
	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Net profit as shown in the Canadian GAAP financial statements	(45,492,941)	6,082,627	(11,797,077)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	458,112	478,934	478,923
Decrease in non-controlling interest expense (8)	(666)	(96)	(96)
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (5)	-	1,067,221	8,400,571
Increase in reporting income due to the movement in future income tax benefit in relation to the refinery plant and equipment (7)	2,871,564	-	-
Decrease in long term borrowing costs relating to decreased accretion expense on 2.75% convertible notes liability (4)	332,247	-	-
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP	-	-	418,526
Decrease in long term borrowing costs relating to reduced accretion expense on increased 8% subordinated debentures liability (3)	-	-	291,137
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	-	1,482,000	1,045,000
Description of items having the effect of decreasing reported income
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures (3)	-	(9,083,127)	(2,780,274)
Increase in loss on extinguishment of IPI liability arising from IPI buyback due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	(7,908,002)	(649,187)	-

Net profit/(loss) according to US GAAP	(49,739,686)	(621,628)	(3,943,290)

Statements of comprehensive income/(loss), net of tax
	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Net loss before non-controlling interest in accordance with U.S. GAAP, net of tax	(49,732,518)	(613,171)	(3,942,250)
Foreign currency translation reserve, net of tax	1,110,201	(1,534,830)	3,660,787
Deferred hedge (loss)/gain, net of tax	-	(18,012,500)	18,012,500
Total other comprehensive income/(loss), net of tax	1,110,201	(19,547,330)	21,673,287
Comprehensive (loss)/income, net of tax	(48,622,317)	(20,160,501)	17,731,037
Comprehensive income attribuable to the non-controlling interest, net of tax	(7,168)	(8,457)	(1,040)
Comprehensive (loss)/income attributable to InterOil Corporation, net of tax	(48,629,485)	(20,168,958)	17,729,997

Consolidated Financial Statements INTEROIL CORPORATION 54

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:
	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per consolidated cash flows)	(13,561,258)	44,500,367	15,586,156

Reconciling items:
Reclass exploration costs expensed as item classified as operating activity for US GAAP	(16,981,929)	(208,694)	(1,103,320)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	533,316	3,188,162	8,666,724
Operating activities - U.S. GAAP	(30,009,871)	47,479,835	23,149,560

Investing activities - Canadian GAAP (as per consolidated cash flows)	(111,158,219)	(85,567,346)	(47,390,685)

Reconciling items:
Reclass exploration costs expensed as item classified as operating activity for US GAAP	16,981,929	208,694	1,103,320
Being reversal of LNG Project expenditure for US GAAP cash flows	1,876,735	96,846	(404,594)
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	-	(61,074)	(24,492)
Investing activities - U.S. GAAP	(92,299,555)	(85,322,880)	(46,716,451)

Financing activities - Canadian GAAP (as per consolidated cash flows)	311,846,479	38,546,226	36,913,339

Reconciling items:
Being cash investment in LNG Project	(1,000,000)	-	-
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	(866,600)	-	(9,447,250)
Financing activities - U.S. GAAP	309,979,879	38,546,226	27,466,089

(Decrease)/increase in cash and cash equivalents	187,670,453	703,181	3,899,198
Cash and cash equivalents, beginning of period (U.S.GAAP)	44,754,405	44,051,224	40,152,026
Cash and cash equivalents, end of period (U.S. GAAP)	232,424,858	44,754,405	44,051,224

Under Canadian GAAP, InterOil’s share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement.  The cash flows would be classified between operating, investing and financing as per the nature of the transaction.  Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances.  The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (5) below).

Consolidated Financial Statements INTEROIL CORPORATION 55

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

	Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Share capital

At beginning of period	613,361,363	615,742,733	373,904,356	373,514,356	259,324,133	259,324,133
Issue of capital stock	282,289,689	282,289,689	239,457,007	242,228,377	114,580,223	114,190,223
At end of period	895,651,052	898,032,422	613,361,363	615,742,733	373,904,356	373,514,356
Preference Shares

At beginning of period	-	-	-	-	6,842,688	-
Converted to common shares	-	-	-	-	(6,842,688)	-
At end of period	-	-	-	-	-	-
2.75% convertible notes

At beginning of period	-	-	-	-	-	-
Issue of convertible notes	14,298,036	-	-	-	-	-
At end of period	14,298,036	-	-	-	-	-
8% subordinated debentures

At beginning of period	-	-	10,837,394	-	-	-
Issue of debentures	-	-	-	-	13,036,434	-
Conversion to common shares	-	-	(10,837,394)	-	(2,199,040)	-
At end of period	-	-	-	-	10,837,394	-
Contributed surplus

At beginning of period	21,297,177	30,747,259	15,621,767	24,422,662	10,337,548	10,337,548
Fair value of options and restricted stock transferred to share capital	(8,454,758)	(8,454,758)	(2,185,642)	(2,185,642)	(456,867)	(456,867)
Stock compensation expense	11,804,000	11,804,000	8,290,681	8,290,681	5,741,086	5,741,086
Loss on extinguishment of IPI conversion options	(7,908,002)	-	(649,187)	-	-	-
Lapsed warrants transferred to contributed surplus	-	-	219,558	219,558	-	-
8% Debenture issue BCF (note 3)	-	-	-	-	-	8,800,895
At end of period	16,738,417	34,096,501	21,297,177	30,747,259	15,621,767	24,422,662
Warrants

At beginning of period	-	-	2,119,034	2,119,034	2,119,034	2,119,034
Conversion to common shares	-	-	(1,899,476)	(1,899,476)	-	-
Lapsed warrants transferred to contributed surplus	-	-	(219,558)	(219,558)	-	-
At end of period	-	-	-	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income

Deferred hedge gain/(loss)
At beginning of period	-	-	18,012,500	18,012,500	-	-
Deferred hedge (loss)/gain movement for period, net of tax	-	-	(18,012,500)	(18,012,500)	18,012,500	18,012,500
Deferred hedge gain/(loss) at end of period	-	-	-	-	18,012,500	18,012,500
Foreign currency translation reserve
At beginning of period	8,150,976	8,150,976	9,685,806	9,685,806	6,025,019	6,025,019
Foreign currency translation adjustment movement for period, net of tax	1,110,201	1,110,201	(1,534,830)	(1,534,830)	3,660,787	3,660,787
Foreign currency translation reserve at end of period	9,261,177	9,261,177	8,150,976	8,150,976	9,685,806	9,685,806
Accumulated other comprehensive income at end of period	9,261,177	9,261,177	8,150,976	8,150,976	27,698,306	27,698,306
Conversion options

At beginning of period	13,270,880	-	17,140,000	-	19,840,000	-
Movement for period	(1,120,000)	-	(3,869,120)	-	(2,700,000)	-
At end of period	12,150,880	-	13,270,880	-	17,140,000	-
Accumulated deficit

At beginning of period	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)
Net profit/(loss) for period	(45,492,941)	(49,739,686)	6,082,627	(621,628)	(11,797,077)	(3,943,290)
Deduct:
Preference Share Dividends	-	-	-	-	-	(418,526)
At end of period	(259,597,244)	(264,613,395)	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)
InterOil Corporation shareholders' equity at end of period	688,502,318	676,776,705	441,976,093	439,767,259	227,133,927	213,502,277
Non-controlling interest

At beginning of period	-	13,883	-	5,427	-	4,387
Movement for period	-	7,169	-	8,456	-	1,040
At end of period	-	21,052	-	13,883	-	5,427
Total equity at end of period	688,502,318	676,797,757	441,976,093	439,781,142	227,133,927	213,507,704

Consolidated Financial Statements INTEROIL CORPORATION 56

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period.  Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method.  No potential shares in options on issue were dilutive for the years ended December 2010, 2009 and 2008.

	Year ended
Weighted average number of shares on which earnings per share calculations	December 31,	December 31,	December 31,
are based in accordance with U.S. GAAP	2010	2009	2008
Basic	44,329,670	39,900,583	33,632,390
Effect of dilutive options	-	-	-
Diluted	44,329,670	39,900,583	33,632,390
Net profit/(loss) per share in accordance with U.S. GAAP
Basic	(1.12)	(0.02)	(0.12)
Diluted	(1.12)	(0.02)	(0.12)

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use.  The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP.  Therefore, the Company continued to capitalize December 2004’s results to the refinery project.  Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP.

(2)	Indirect participation interest

As disclosed in note 21 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000.  Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.  Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under ASC 815-10-15 for ‘derivatives that impede sales accounting’.

As explained in note 21, from the date of the agreement up to December 31, 2010, certain investors’ with a combined 12.585% interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,678,000 common shares. As a result, conveyance was triggered on this portion of the IPI agreement.  As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest, the amounts offset against oil and gas properties, and the gain recognised in the statement of operations under U.S. GAAP differs to the Canadian GAAP amounts.

During 2010, the Company bought a combined 1.45% interest in the IPI Agreement from certain investors with the consideration settled in InterOil common shares (refer to section ‘Extinguishment of IPI liability’ section in note 21).  The extinguishment of liability model adopted by management for this transaction compares the fair value and book value of the IPI liability and transfers the difference to the statement of operations.  Under Canadian GAAP, $7,908,002 was transferred to contributed surplus as the initial liability was bifurcated between the liability and equity component, and this amount related to equity component.  However under U.S. GAAP, as the company has not bifurcated the liability, $7,908,002 has also been transferred to the statement of operations as an expense.

Consolidated Financial Statements INTEROIL CORPORATION 57

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

(3)	8% subordinated debentures

As disclosed in note 24 in the consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under ASC 815 to determine whether the embedded conversion option needs to be bifurcated and disclosed separately.  The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under ASC 815-10 as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As ASC 815 bifurcation is not applicable, the provisions of ASC 470-20 requires that the instrument be assessed for any Beneficial Conversion Features (”BCF”) included in the instrument, which should be separated using the intrinsic value method as noted.  Based on the guidance, the BCF has been valued at $8,821,320 which was separated and classified separately under equity as Contributed Surplus.  After separation, the liability component was being accreted over the life of the debentures, being 5 years till May 2013.

During the year ended December 31, 2009, all remaining debenture holders either exercised their conversion rights or were mandatorily converted into common shares due to a mandatory conversion resulting from daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.

U.S. GAAP requires the expensing of all unamortized deferred financing costs, placement fee, and the remaining accretion relating to debentures converted prior to its maturity in the period of the conversion.  No such expensing is required under Canadian GAAP. This amounts to an additional expense of $9,083,127 under U.S. GAAP during the year ended December 31, 2009.

(4)	2.75% convertible notes

As disclosed in note 25 in the consolidated financial statements, on November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years.  Under Canadian GAAP, these notes were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the notes following the guidance under ASC 815 to determine whether the embedded conversion option needs to be bifurcated and disclosed separately.  The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under ASC 815-10 as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As ASC 815 bifurcation is not applicable, the provisions of ASC 470-20 requires that the instrument be assessed for any BCF included in the instrument, which should be separated using the intrinsic value method as noted.  Based on the guidance, Management determined that there is no BCF included in the instrument.  The liability component was being accreted over the life of the debentures, being 5 years till November 2015.

The accretion expense of the liability component for the year ending December 31, 2010 was $100,385 (accretion expense under U.S. GAAP is less due to the higher liability component of the instrument).

(5)	Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in note 15 in the consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil.  Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under ASC 323-10, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under ASC 505-10 wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

Consolidated Financial Statements INTEROIL CORPORATION 58

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares totalling $11,250,000 for its share of the settlement. This acquisition increased InterOil’s economic interest in the joint venture from 82.14% to 86.66%.

InterOil will account for the joint venture using equity accounted method.  In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – Liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP.  The statement of operations incorporates results for the year ended December 31, 2010.  PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction		GAAP
Consolidated Balance Sheet	Canadian GAAP	Adjustments	US GAAP

Cash and cash equivalents	1,151,963	(1,151,963)	-
Other assets	6,757	(6,757)	-
Current assets	1,158,720	(1,158,720)	-

Investment in LNG Project	-	13,006,020	13,006,020
Goodwill	6,626,317	(5,761,940)	864,377
Plant and equipment	4,164,977	(4,164,977)	-
Total assets	11,950,014	1,920,383	13,870,397

Accounts payable and accrued liabilities	2,611,506	(2,611,506)	-
Intercompany payables	15,412,381	(957,170)	14,455,211
Current liabilities	18,023,887	(3,568,676)	14,455,211

Deferred gain on contributions to LNG project	13,076,272	(13,076,272)	-
Total non-current liabilities	13,076,272	(13,076,272)	-

Share capital	12,000,000	-	12,000,000
Accumulated deficit	(31,150,145)	18,565,331	(12,584,814)
Shareholders' Equity	(19,150,145)	18,565,331	(584,814)
Total liabilities and Shareholders' equity	11,950,014	1,920,383	13,870,397

Midstream - liquefaction		GAAP
Consolidated Statement of Operation	Canadian GAAP	Adjustments	US GAAP

Interest income	643	(643)	-
Total revenues	643	(643)	-

Administrative and general expenses	6,729,729	(744,038)	5,985,691
Depreciation and amortization	25,227	(25,227)	-
Legal and professional fees	292,916	(292,037)	879
Borrowing costs	1,252,796	-	1,252,796
Foreign exchange loss/(gain)	90,367	(90,367)	-
Loss on equity accounted investment	-	1,115,121	1,115,121
Income taxes	(35,905)	35,905	-
Total expenses	8,355,130	(643)	8,354,487

Net (loss)/gain	(8,354,487)	-	(8,354,487)
Consolidated Financial Statements INTEROIL CORPORATION 59

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

31.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

(6)	Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under ASC 835-30.

(7)	Income tax effect of adjustments

As noted in note (1) above, due to the difference in the cost basis of the refinery under U.S. GAAP and Canadian GAAP, the future income tax benefit in relation to the refinery plant and equipment also varies. During the year ended December 31, 2010, the movement in temporary differences for which no valuation allowance was recorded amounted to $2,871,564.  The income tax effect of this difference was an increase to the future tax asset, and a corresponding credit to the income tax expense of $2,871,564 respectively.

(8)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the Midstream operations described in point 1 above.  Non-controlling interests are classified under temporary equity classification on the balance sheet under Canadian GAAP; however, the same is disclosed as equity, but separate from the parent’s equity, under US GAAP in accordance with guidance under ASC 810-10.  In addition, under Canadian GAAP, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income.  However, ASC 810-10 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.

Recent Accounting Pronouncements applicable to the Company

Since the company will be adopting IFRS for 2011, future U.S. GAAP pronouncements are not applicable as U.S. GAAP reconciliation will no longer be required from 2011.

Consolidated Financial Statements INTEROIL CORPORATION 60